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Exhibit 2.1

EXECUTION VERSION

         AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LECG CORPORATION,

RED SOX ACQUISITION CORPORATION,

RED SOX ACQUISITION LLC,

SMART BUSINESS HOLDINGS, INC.

AND, SOLELY FOR PURPOSES OF ARTICLES 2A, 5 AND 7
AND SECTION 4.20,

GREAT HILL EQUITY PARTNERS III, LP,
AS THE PRINCIPAL COMPANY STOCKHOLDER

AUGUST 17, 2009

 TABLE OF CONTENTS

ARTICLE 1	THE MERGER	2
1.1	The Merger	2
1.2	The Closing	2
1.3	Effects of the Merger	2
1.4	Effects on Capital Stock	3
1.5	Exchange of Certificates	4
1.6	Options	6
1.7	Fractional Shares	6
1.8	Dissenting Shares	6
1.9	Company Employee Equity Issuance	6
1.10	Reorganization Status	7
ARTICLE 2	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	7
2.1	Organization, Standing and Power	7
2.2	Capital Structure	7
2.3	Authority; Noncontravention	9
2.4	Financial Statements	9
2.5	Absence of Litigation	10
2.6	Restrictions on Business Activities	11
2.7	Intellectual Property	11
2.8	Taxes	12
2.9	Employee Benefit Plans	14
2.10	Employee Matters	16
2.11	Related Party Transactions	17
2.12	Insurance	18
2.13	Compliance with Laws; Certain Business Practices	18
2.14	Company Indebtedness	18
2.15	Brokers and Finders	18
2.16	Clients	18
2.17	Listed Contracts	18
2.18	Property	20
2.19	Disclosure	20
2.20	Vote Required	20
2.21	Board Approval	21
2.22	Earn-Out Payments	21
2.23	Representations Complete	21

2.24	Other Representations and Warranties	21
ARTICLE 2A	REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL COMPANY STOCKHOLDER	21
2A.1	Principal Company Stockholder Shares	21
2A.2	Authority; Noncontravention	22
2A.3	Company Required Vote	22
2A.4	Financing for the Investment	22
ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	22
3.1	Organization, Standing and Power	22
3.2	Capital Structure	23
3.3	Authority; Noncontravention	24
3.4	SEC Documents; Financial Statements	25
3.5	Absence of Litigation	26
3.6	Restrictions on Business Activities	26
3.7	Intellectual Property	26
3.8	Taxes	27
3.9	Employee Benefit Plans	29
3.10	Employee Matters	31
3.11	Related Party Transactions	33
3.12	Insurance	33
3.13	Compliance with Laws; Certain Business Practices	33
3.14	Parent Indebtedness	33
3.15	Brokers and Finders	33
3.16	Clients	33
3.17	Listed Contracts	33
3.18	Property	35
3.19	Disclosure	35
3.20	Vote Required	35
3.21	Board Approval	35
3.22	Fairness Opinion	36
3.23	Earn-Out Payment	36
3.24	Representations Complete	36
3.25	Other Representations and Warranties	36

ARTICLE 4	COVENANTS AND OTHER AGREEMENTS	36
4.1	Conduct of Business of the Company and its Subsidiaries	36
4.2	Restrictions on Conduct of Business of the Company and its Subsidiaries	37
4.3	Conduct of Business of Parent and its Subsidiaries	39
4.4	Restrictions on Conduct of Business of Parent and its Subsidiaries	40
4.5	Securities Laws Matters	42
4.6	Company Stockholder Approval	43
4.7	Parent Stockholder Approval	44
4.8	No Solicitation	45
4.9	Access to Information	47
4.10	Confidentiality	48
4.11	Public Disclosure	48
4.12	Consents; Cooperation	48
4.13	Treatment as Reorganization	50
4.14	Spreadsheet	50
4.15	Section 16 Matters	50
4.16	Listing of Parent Common Stock	50
4.17	Conveyance Taxes	50
4.18	Obligations of Merger Sub	50
4.19	Directors and Officers Indemnification and Insurance	51
4.20	Principal Company Stockholder Obligations	52
4.21	Parent Bylaws Amendment	52
ARTICLE 5	CONDITIONS TO THE MERGER	52
5.1	Conditions to Obligations of Each Party to Effect the Merger	52
5.2	Additional Conditions to Obligations of the Company	53
5.3	Additional Conditions to the Obligations of Parent and Merger Sub	54
ARTICLE 6	TERMINATION, AMENDMENT AND WAIVER	55
6.1	Termination	55
6.2	Notice of Termination; Effect of Termination	56
6.3	Expenses; Termination Fees	57
6.4	Amendment	58
6.5	Extension; Waiver	58

ARTICLE 7	INDEMNIFICATION	58
7.1	Indemnification	58
7.2	Limitations on Indemnification	59
7.3	Claims for Indemnification	60
7.4	Objections to and Payment of Claims	60
7.5	Resolution of Objections to Claims	61
7.6	Third-Party Claims	62
7.7	Exclusive Remedy	62
7.8	Equitable Adjustment	63
ARTICLE 8	GENERAL PROVISIONS	63
8.1	Survival of Representations and Warranties	63
8.2	Notices	63
8.3	Terms Generally; Interpretation	65
8.4	Counterparts	66
8.5	Entire Agreement	66
8.6	No Third-Party Beneficiaries	66
8.7	Assignment	66
8.8	Severability	67
8.9	Remedies Cumulative	67
8.10	Governing Law	67
8.11	Dispute Resolution and Venue	67
8.12	Time of Essence	68
Appendix A	Certain Definitions	Appendix A-1
Exhibit A	Form of Company Stockholders Written Consent	A-1
Exhibit B	Form of Voting Agreement	B-1
Exhibit C	Form of Stock Purchase Agreement	C-1
Exhibit D	Form of Stockholders Agreement	D-1
Exhibit E	Form of Governance Agreement	E-1
Exhibit F	Form of First Step Certificate of Merger	F-1
Exhibit G	Form of Second Step Certificate of Merger	G-1
Exhibit H	Form of Parent Charter Amendment	O-1
Exhibit I	Form of Tax Representation Letter of Parent	G-1
Exhibit J	Form of Tax Representation Letter of the Company	H-1
Exhibit K	Closing Deliveries	K-1
Exhibit L	Form of Parent Bylaws Amendment	M-1
Exhibit M	Form of VCOC Letter	L-1

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of August 17, 2009 (this "Agreement"), is by and among LECG Corporation, a Delaware corporation ("Parent"), Red Sox Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub I"), Red Sox Acquisition LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent ("Merger Sub II", and with Merger Sub I, the "Merger Subs"), Smart Business Holdings, Inc., a Delaware corporation (the "Company"), and, solely for the purpose of Articles 2A, 5 and 7 and Section 4.20, Great Hill Equity Partners III, LP, a Delaware limited partnership (the "Principal Company Stockholder"). Certain capitalized terms used but not defined in this Agreement have the meanings given to them in Appendix A attached hereto.

BACKGROUND

        A.    The Board of Directors of each of Parent, Merger Sub I and the Company have determined that it is advisable and in the best interests of their respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub I with and into the Company (the "First Step Merger"), and in furtherance thereof, subject to the terms and conditions set forth herein, have approved this Agreement and the First Step Merger in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

        B.    As soon as practicable following the First Step Merger, Parent shall cause the Company to merge with and into Merger Sub II (the "Second Step Merger" and, taken together with the First Step Merger, the "Integrated Merger" or the "Merger"). The Integrated Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Parent and the Company intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single "plan of reorganization" within the meaning of Treasury Regulations §§1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement.

        C.    Immediately following the execution and delivery of this Agreement, stockholders of the Company representing the Company Required Vote will execute a written consent in the form attached hereto as Exhibit A (the "Company Stockholders Written Consent") adopting this Agreement and approving the Merger.

        D.    Immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub I and sole member of Merger Sub II, will adopt this Agreement and approve the Merger.

        E.    In order to induce the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain executive officers and directors of Parent are executing and delivering Voting Agreements in the form attached hereto as Exhibit B (each, a "Voting Agreement").

        F.     Concurrently with the execution and delivery of this Agreement, Parent and certain investors (including the Principal Company Stockholder) are entering into a Stock Purchase Agreement in substantially the form attached hereto as Exhibit C (the "Stock Purchase Agreement"), pursuant to which, concurrent with the Closing, such investors will purchase from Parent, and Parent will issue to such investors, shares of Parent Preferred Stock (the "Investment"), and in connection with the Merger and the Investment, such investors and the other Company Stockholders will enter into a Stockholders Agreement in substantially the form attached hereto as Exhibit D (the "Stockholders Agreement").

        G.    The parties hereto intend that, concurrent with the Closing, Parent and the Principal Company Stockholder will enter into a Governance Agreement in substantially the form attached hereto as Exhibit E (the "Governance Agreement").

 AGREEMENT

        In consideration of the representations, warranties, covenants and other agreements in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
THE MERGER

        1.1    The Merger.    Upon the terms and subject to the conditions in this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into the Company at the effective time of the First Step Merger (the "Effective Time"), which shall be as set forth in the certificate of merger, substantially in the form of Exhibit F (the "First Step Certificate of Merger"), to be filed with the Secretary of State of the State of Delaware (the "Delaware Secretary") if, as and when the Closing occurs. The Company shall be the surviving corporation (sometimes referred to as the "Interim Surviving Corporation") in the First Step Merger and shall succeed to and assume all the rights and obligations of Merger Sub I in accordance with the DGCL. As soon as practicable after the Effective Time, Parent shall cause another certificate of merger, substantially in the form of Exhibit G (the "Second Step Certificate of Merger"), to be filed with the Delaware Secretary, and upon the terms and subject to the conditions in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the "LLC Act"), the Interim Surviving Corporation shall be merged with and into Merger Sub II. Merger Sub II shall be the surviving entity (sometimes referred to as the "Final Surviving Entity") in the Second Step Merger and shall succeed to and assume all the rights and obligations of the Interim Surviving Corporation in accordance with the LLC Act.

        1.2    The Closing.    The closing of the First Step Merger (the "Closing") shall take place on the third Business Day after the satisfaction or waiver of each of the conditions set forth in Article 4 (excluding conditions that, by the terms, are not expected to be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) or at such other time as the parties agree in writing. The Closing shall take place at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California or at such other location as the parties hereto agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

        1.3    Effects of the Merger.

          (a)   First Step Merger.

              (i)  At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement, the First Step Certificate of Merger and the applicable provisions of the DGCL.

             (ii)  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub I, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Interim Surviving Corporation shall be amended and restated in its entirety to read as follows: "The name of the corporation is Smart Business Holdings, Inc."

            (iii)  At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such Bylaws.

            (iv)  At the Effective Time, (i) the directors of the Interim Surviving Corporation shall be the directors of Merger Sub I immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified and (ii) the officers of the Interim

    Surviving Corporation shall be the officers of Merger Sub I immediately prior to the Effective Time, until their respective successors are duly appointed.

          (b)   Second Step Merger.

              (i)  At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in this Agreement, the Second Step Certificate of Merger and the applicable provisions of the LLC Act.

             (ii)  The certificate of formation of Merger Sub II as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation of the Final Surviving Entity in the Second Step Merger until thereafter amended in accordance with the LLC Act and as provided in such certificate of formation; provided, however, that at the effective time of the Second Step Merger, Article I of such certificate of formation shall be amended and restated in its entirety to read as follows: "The name of this limited liability company is Smart Business Holdings, LLC."

            (iii)  The Limited Liability Company Agreement of Merger Sub II as in effect immediately prior to the effective time of the Second Step Merger shall be the Limited Liability Company Agreement of the Final Surviving Entity, until thereafter amended in accordance with the LLC Act and as provided in such Limited Liability Company Agreement; provided, however, that at the effective time of the Second Step Merger, such Limited Liability Company Agreement shall be amended and restated in its entirety to read as follows: "The name of this limited liability company is Smart Business Holdings, LLC."

            (iv)  At the effective time of the Second Step Merger, the officers of the Final Surviving Entity shall be the officers of Merger Sub I immediately prior to the effective time of the Second Step Merger, until their respective successors are duly appointed.

        1.4    Effects on Capital Stock.    The maximum number of shares of Parent Common Stock to be issued in consideration of all shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and all vested and unvested Company Options (whether or not exercisable) which are then outstanding shall not exceed 10,927,869 shares of Parent Common Stock (the "Merger Consideration"). No adjustment shall be made in the number of shares of Parent Common Stock issued in the First Step Merger as a result of any consideration (in any form whatsoever) received by the Company from the date hereof to the Effective Time as a result of any exercise, conversion or exchange of Company Options. On the terms and subject to the conditions of this Agreement, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub I, the Company or any of their respective securityholders, at the Effective Time:

          (a)   Each share of capital stock of the Company (the "Company Capital Stock") issued and outstanding immediately prior to the Effective Time that is owned by the Company, Merger Sub I, Parent or any of their respective Subsidiaries shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          (b)   Each share of common stock of Merger Sub I (the "Merger Sub I Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Interim Surviving Corporation. Each stock certificate evidencing ownership of Merger Sub I Common Stock shall evidence ownership of shares of common stock of the Interim Surviving Corporation. Each share of common stock of the Interim Surviving Corporation (the "Interim Surviving Corporation Common Stock") issued and outstanding immediately prior to the effective time of the Second Step Merger shall be converted into and exchanged for one unit of membership interests in the Final Surviving Entity. Each stock certificate evidencing ownership of Interim Surviving Corporation Common Stock shall evidence ownership of units of membership interests in the Final Surviving Entity.

          (c)   Each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.4(a) and Dissenting Shares) shall be converted into the right to receive a portion of the Merger Consideration, as specified and allocated in this Section 1.4(c). The Merger Consideration shall be allocated as follows:

              (i)  Each share of the Company's Redeemable Preferred Stock, par value $0.001 per share (the "Redeemable Preferred Stock"), issued and outstanding immediately prior to the Effective Time, shall be converted into and exchanged for the right to receive, subject to and in accordance with Section 1.5, a number of shares of Parent Common Stock, par value $0.001 per share ("Parent Common Stock"), equal to the Redeemable Preferred Exchange Ratio.

             (ii)  Each share of the Company's Common Stock, par value $0.001 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          All such shares of Company Capital Stock, issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each holder of a certificate formerly representing any shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive a portion, if any, of Merger Consideration as allocated in this Section 1.4(c) upon surrender of such Certificate in accordance with Section 1.5 or, with respect to Dissenting Shares, the right of appraisal in accordance with the DGCL.

          (d)   If there is a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to shares of Company Capital Stock or Parent Common Stock occurring after the date of this Agreement and before the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefore) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

        1.5    Exchange of Certificates.

          (a)   At or prior to the Closing, Parent shall enter into an agreement with Parent's transfer agent (or such other bank or trust company in the United States as may be designated by Parent, the "Exchange Agent"), which shall provide that Parent shall deliver to the Exchange Agent at or prior to the Closing the shares of Parent Common Stock necessary for the issuance of the Merger Consideration as specified and allocated in Section 1.4.

          (b)   On or prior to the date of the mailing of the Proxy Statement to the Parent Stockholders, Parent shall deliver or cause to be delivered to the Company (A) a form of letter of transmittal (the "Letter of Transmittal") and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates which immediately prior to the Effective Time represent issued and outstanding shares of Redeemable Preferred Stock (such certificates, "Certificates") in exchange for the applicable portion of the Merger Consideration as specified and allocated in Section 1.4. The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, and receipt by Parent of the Stockholders Agreement, duly executed on behalf of each Person effecting the surrender of such

  Certificates, and shall be in such form and have such other provisions as Parent may reasonably specify. The Company shall mail or otherwise deliver the Letter of Transmittal (and the related instructions) and any other documentation required thereby to every holder of record of a Certificate. As soon as reasonably practicable after the later of (i) the surrender of a Certificate for cancellation by the holder thereof to the Exchange Agent, together with such Letter of Transmittal and receipt by Parent of the Stockholders Agreement (provided, however, that the Stockholders Agreement shall not be required from such holder if the Stockholders Agreement was previously executed and delivered to Parent by such holder at or prior to the Closing), each duly executed by such holder, and such other documents as may reasonably be required by the Exchange Agent or Parent, or (ii) the Effective Time, (x) the holder of such Certificate shall receive in exchange therefor the portion of the Merger Consideration into which the shares formerly represented by such Certificate shall have been converted in accordance with Section 1.4, as set forth on the Spreadsheet and (y) the Certificate so surrendered shall be canceled. If any transfer of ownership of shares of Company Capital Stock has not been registered in the Company's transfer records, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate is properly endorsed or is otherwise in proper form reasonably acceptable to the Exchange Agent for transfer, and the Person requesting such transfer or payment shall pay any transfer or other Tax required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

          (c)   All shares of Parent Common Stock issued upon the surrender of Certificates in accordance with the terms of this Article 1 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the Final Surviving Entity of the shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Final Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 1, except as otherwise provided by Law. If, after the Effective Time, any certificates formerly representing any such shares of Company Capital Stock (other than Redeemable Preferred Stock) are presented to the Final Surviving Entity or the Exchange Agent for any reason, they shall be canceled, without the payment of any consideration, except as otherwise provided by Law.

          (d)   None of Parent, the Final Surviving Entity or the Exchange Agent shall be liable to any Person with respect to any shares of Parent Common Stock delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If immediately prior to the date on which any amounts payable in accordance with this Article 1 would otherwise escheat to or become the property of any Governmental Authority, on account of any Certificate that shall not by then have been surrendered, any such amounts shall, to the extent permitted by applicable Law, become the property of the Final Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

          (e)   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against Parent, the Final Surviving Entity or the Exchange Agent with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

          (f)    The Final Surviving Entity or the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable in accordance with this Agreement to any former holder of shares of Company Capital Stock or former holders of Company Options such amounts as the

  Final Surviving Entity or the Exchange Agent reasonably believes are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by the Final Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Capital Stock in respect of which such deduction and withholding was made by the Final Surviving Entity or the Exchange Agent.

        1.6    Options.    Prior to the Closing, the Company shall take all necessary action to accelerate in full the vesting of each outstanding option to purchase shares of Company Capital Stock ("Company Options") granted under the Company Stock Plan and of the shares of Company Common Stock previously acquired upon the exercise of Company Options. The Company shall provide notice in accordance with the Company Stock Plan that outstanding Company Options shall be and remain fully exercisable until immediately prior to the Effective Time. The Company shall take all necessary action, including obtaining the consent of individual option holders, if required, to provide that, at the Effective Time, (i) each then-outstanding and unexercised Company Option, whether or not vested, be cancelled with no further obligations thereunder and (ii) the Company Stock Plan be terminated.

        1.7    Fractional Shares.    No fraction of a share of Parent Common Stock shall be issued in connection with the First Step Merger, and in lieu thereof each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash equal to such fraction of a share multiplied by the Parent Stock Price.

        1.8    Dissenting Shares.

          (a)   Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by the DGCL, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by Company Stockholders who have properly perfected their appraisal rights in accordance with the DGCL or remain eligible to do so ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, unless and until such Company Stockholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under the DGCL. Such Company Stockholders instead shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the DGCL. If any such Company Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Company Capital Stock held by such stockholder shall thereupon cease to be "Dissenting Shares" hereunder and be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the Merger Consideration specified and allocated in Section 1.4.

          (b)   The Company shall give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served in connection with such demands and received by the Company or its representatives. The Company shall consult with Parent about, and keep Parent reasonably apprised of, all discussions with respect to (i) any voluntary payment, admission or statement against interest with respect to any such objection, (ii) any offer to settle or settle any such objection, or (iii) any waiver of a failure by a former Company Stockholder to timely deliver a written objection or to perform any other act perfecting appraisal rights in accordance with the DGCL.

        1.9    Company Employee Equity Issuance.    Parent shall, effective as of the Effective Time, grant up to 500,000 shares of Parent Common Stock as options to purchase Parent Common Stock under Parent's 2003 Stock Option Plan, in the amounts, on such terms, and to such individuals as set forth on Section 1.9 of the Company Disclosure Letter that remain employees of the Final Surviving Entity or any of its Subsidiaries as of the time of such grant.

        1.10    Reorganization Status.    The Integrated Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code. Parent and the Company intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single "plan of reorganization" within the meaning of Treasury Regulations §§1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to the disclosures set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent and the Merger Subs as follows:

        2.1    Organization, Standing and Power.    The Company is a corporation, each of its Subsidiaries is a corporation, limited liability company or limited liability company and each of the Company, and each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization as set forth opposite its name in Section 2.1 of the Company Disclosure Letter. Each of the Company and each of its Subsidiaries has the corporate (or other applicable entity) power to own, lease and operate its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction set forth opposite its name in Section 2.1 of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents. Section 2.1 of the Company Disclosure Letter sets forth a list of the Company's officers and directors. Other than the entities listed on Section 2.1 of the Company Disclosure Letter, the Company does not directly or indirectly own (and has not directly or indirectly owned) any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. Section 2.1 of the Company Disclosure Letter sets forth a true, correct and complete list of each of the Company's Subsidiaries indicating (i) its officers and directors, and (ii) the record owners of all of its issued and outstanding shares of capital stock. All of the outstanding capital stock of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any of the Company's Subsidiaries is a party or by which it is bound obligating any of the Company's Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Company's Subsidiaries.

        2.2    Capital Structure.

          (a)   The authorized capital stock of the Company consists of 1,700,464 shares of Company Common Stock and 117,811 shares of Company Preferred Stock, of which 61,891 shares have been designated as "Redeemable Preferred Stock" and 5,920 shares have been designated as "Series A Convertible Stock." As of the date hereof, (i) 1,010,871.722 shares of Company Common Stock are issued and outstanding, (ii) 61,890.212 shares of Redeemable Preferred Stock are issued and outstanding, (iii) no shares of Series A Convertible Stock are issued and outstanding, (iv) no shares of Company Common Stock are issued and held in the treasury of the Company, (v) 131,934 shares of Company Common Stock are reserved under the Company Stock Plan in respect of future awards, and (vi) there are outstanding Company Options to purchase 18,820 shares of Company Common Stock under the Company Stock Plan. As of the date hereof, there are no other issued and outstanding shares of Company Capital Stock or Company Options. Other than pursuant to the terms of the Redeemable Preferred Stock, there are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. The Redeemable

  Preferred Stock is not convertible into Company Common Stock. The Series A Convertible Stock is convertible into Company Common Stock on a one-to-one basis. Section 2.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of (i) all of the Company Stockholders, the number and type of shares, options or other rights owned and the total number of shares of Company Common Stock reserved under the Company's 2007 Stock Option and Grant Plan (the "Company Stock Plan"), (ii) any Persons with rights to acquire any Company securities (including all holders of outstanding Company Options, whether or not granted under the Company Stock Plan, the exercise or vesting schedule, exercise price, and tax status of such options under Section 422 of the Code) pursuant to any Contracts to which the Company is a party, and (iii) to the knowledge of the Company, any Persons with rights to acquire any Company securities pursuant to any Contracts to which the Company is not a party and a description of any such Contracts. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances and "put" or "call" rights created by statute, the Company's organizational documents or any agreement to which the Company is a party or by which it is bound or of which it has knowledge.

          (b)   Except for outstanding Company Options under the Company Stock Plan, there are no options, warrants, calls, rights, commitments or other Contracts to which the Company or any of its Subsidiaries is a party, or by which it is bound, obligating the Company or any of its Subsidiaries to issue, grant, deliver, sell, repurchase or redeem, or cause to be issued, granted, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock and/or Company Options. Except as set forth in Section 2.2(a) of the Company Disclosure Letter, there are no Contracts relating to voting, purchase or sale of any Company Capital Stock (i) between or among the Company and any of the Company Securityholders, other than written Contracts granting the Company the right to purchase unvested shares upon the termination of employment or service, and (ii) to the Company's knowledge, between or among any of the Company Securityholders.

          (c)   Except for the Company Stock Plan, the Company has no other stock option plan or other plan providing for equity compensation of any Person. The Company has reserved 333,554 shares of Company Common Stock for issuance to employees and directors of, and consultants to the Company, upon the exercise of options granted under the Company Stock Plan. Each Company Option has been properly approved by the requisite corporate authority, and the exercise price of each such Company Option was set at the fair market value of the Company Common Stock on the date of grant of such Company Option. To the extent required under applicable Law, the Company Stockholders have properly approved and the Company has properly reserved for issuance the shares of Company Common Stock issuable under the Company Stock Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

          (d)   The Spreadsheet will accurately set forth, as of the Closing, the name of each Person that is the record owner of any shares of Company Capital Stock, Company Options and/or any other securities of the Company and the number and kind of such shares so owned, or subject to the Company Options so owned, by such Person. The number of such shares set forth as being so owned, or subject to Company Options so owned, by such Person will, to the knowledge of Company, constitute the entire interest of such Person in the issued and outstanding capital stock or voting securities of Company. As of the Closing, no other Person not disclosed in the Spreadsheet will have a right to acquire any shares of Company Common Stock, Company Options and/or any other securities from Company. In addition, the shares of Company Common Stock, Company Options and/or any other securities disclosed in the Spreadsheet will be, as of the Closing, free and clear of any liens, pledges, options, charges, restrictions or other encumbrances created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement to which Company is a party or by which it is bound.

        2.3    Authority; Noncontravention.

          (a)   The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, represents the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereafter in effect relating to rights of creditors generally, and (2) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions shall not, (x) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, any provision of the organizational documents of the Company or any of its Subsidiaries, (y) result in the creation of an Encumbrance on any properties or assets of the Company or any of its Subsidiaries, or (z) conflict with, result in a violation of or default under (with or without notice, lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Contract, instrument, Permit or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clauses (y) or (z), where such creations, conflicts, violations, defaults, rights or requirements would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

          (b)   No consent, approval, order or authorization of, or registration, declaration or filing with, any government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each a "Governmental Authority") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (w) the filing of the Certificate of Merger with the Delaware Secretary and of appropriate documents with the relevant authorities of other states in which the Company or Parent is qualified to do business, (x) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (y) the filing of the Proxy Statement with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (z) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the applicable state securities or "blue sky" Laws (the "Blue Sky Laws") or the securities Laws of any foreign country.

        2.4    Financial Statements.

          (a)   Attached as Section 2.4(a) of the Company Disclosure Letter are the Company's audited consolidated financial statements as at and for the years ended December 31, 2006, 2007 and 2008 and its unaudited consolidated financial statements as at and for the six-month period ended June 30, 2009 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the "Company Financial Statements"). The Company Financial Statements (a) have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by GAAP), and (b) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows of the Company and each of its Subsidiaries as of the dates, and for the periods, indicated therein, except as otherwise noted therein (subject, in the case of interim period financial statements, to normal recurring year-end audit adjustments, none of which, individually or in the aggregate, are material). There has been no change in the Company's accounting policies since June 30, 2009 (the "Company Balance Sheet Date"), except as described in the Company Financial Statements or required or permitted by GAAP.

          (b)   Neither the Company nor any of its Subsidiaries has any Liability required to be reflected on a balance sheet or in the notes thereto in accordance with GAAP other than (i) those reflected in, reserved against or disclosed in the balance sheet as of the Company Balance Sheet Date included in the Company Financial Statements (the "Company Balance Sheet"), (ii) those incurred in the conduct of the Company's and its Subsidiaries' business since the Company Balance Sheet Date in the ordinary course of business, (iii) those expressly permitted to be incurred pursuant to the terms of this Agreement, or (iv) any matter disclosed in the Company Disclosure Letter or required to be disclosed in Section 2.5 of the Company Disclosure Letter.

          (c)   Since the Company Balance Sheet Date, the Company and each of its Subsidiaries has conducted its business only in the ordinary course of business, and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on the Company; (ii) other than pursuant to the terms of the Redeemable Preferred Stock, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the Company Capital Stock; (iii) any change in accounting methods, principles or practices affecting the Company, except as described in the Company Financial Statements or as required or permitted by GAAP; or (iv) any material damage to, or destruction or loss of, any of the material assets or properties of the Company.

          (d)   The Company maintains a system of accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of audited financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded value for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (e)   To the knowledge of the Company, there has not occurred (i) any significant deficiency in the design or operation of internal controls which would adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial data or any material weaknesses in internal controls, or (ii) any fraud, whether or not material, that involves management or other present employees who have a significant role in the internal controls of the Company or any of its Subsidiaries.

        2.5    Absence of Litigation.    Except as set forth in Section 2.5 of the Company Disclosure Letter, there is no Action pending before any Governmental Authority or arbitrator, or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective assets or properties or any of their respective officers or directors (in their capacities as such). There is no Order against the Company or any of its Subsidiaries, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors or officers (in their capacities as such), that would reasonably be expected to prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate with any such other judgments, decrees and orders, would reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

        2.6    Restrictions on Business Activities.    Except as set forth in Section 2.6(i) of the Company Disclosure Letter, there is no Contract (including covenants not to compete) or Order binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to materially restrict, whether before or after consummation of the Merger, any current or future business practice of the Company or any of its Subsidiaries or any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, in each case, as currently conducted or as proposed to be conducted by the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, except as set forth in Section 2.6(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any Contract with any Company Client that includes a "most favored pricing" or similar clause restricting or otherwise impacting the right of the Company or any of its Subsidiaries to provide services in any manner or terms under which the Company or any of its Subsidiaries is restricted from providing services to, Company Clients or potential clients or any class of clients, in any geographic area, during any period of time or in any segment of the market.

        2.7    Intellectual Property.

          (a)   To the knowledge of the Company, the Company or one of its Subsidiaries owns, or is licensed under, or otherwise possesses sufficient rights under, the material Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as currently conducted (the "Company IP Rights").

          (b)   Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other Transactions shall materially impair the rights of the Company, any of its Subsidiaries or the Final Surviving Entity in any Company-Licensed IP Right. Neither the Company nor any of its Subsidiaries is paying any royalties, honoraria, fees or other payments to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license in, sale, marketing, advertising or disposition of any Company IP Rights, and none shall become payable as a result of the consummation of the Transactions.

          (c)   To the knowledge of the Company, the operation of the business of the Company and each of its Subsidiaries as it currently is conducted by the Company and such Subsidiary does not infringe or misappropriate the Intellectual Property rights of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction. There is no Action that is pending or, to the knowledge of the Company, threatened that (i) challenges the rights of the Company or any of its Subsidiaries in respect of any Company IP Rights, (ii) asserts that the operation of the Company's or any of its Subsidiaries' business is, was or shall be infringing or otherwise in violation of any Intellectual Property or (iii) claims that any default exists under any Company IP Agreement. The Company is not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement or other disposition of any dispute regarding any Company IP Right.

          (d)   The Company and its Subsidiaries have taken reasonable measures to safeguard and maintain the confidentiality of all Trade Secrets within the Company-Owned IP Rights. All current and former employees and consultants of the Company and its Subsidiaries have executed a proprietary information and invention assignment agreement in the Company's standard form, which form is attached as Section 2.7(d) of the Company Disclosure Letter. To the knowledge of the Company, there has not been any breach by any employee or consultant of the Company or any of its Subsidiaries of any such agreement. No current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP Rights. To the knowledge of the Company, neither the employment of any employee of the Company or any of its Subsidiaries, nor the use by the Company or any of its Subsidiaries of the services of any consultant or independent contractor subjects the Company or any of its Subsidiaries to any obligation to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or such Subsidiary, whether such obligation is contractual or otherwise, except as disclosed in Section 2.7(d) of the Company Disclosure Letter.

          (e)   Section 2.7(e) of the Company Disclosure Letter contains a true and complete list of all Company Registered IP. To the knowledge of the Company, all Company Registered IP is valid, enforceable and subsisting, and there are no actions that must be taken by the Company or any of its Subsidiaries within 90 days of the Closing Date to maintain, perfect, preserve or renew any such Company Registered IP.

          (f)    To the knowledge of the Company, the Company or one of its Subsidiaries owns all right, title and interest in and to all Company-Owned IP Rights free and clear of any Encumbrances, other than Company Permitted Encumbrances. To the knowledge of the Company, the Company's and its Subsidiaries' right to use the Company-Licensed IP is subject only to the terms and conditions of the licenses listed in Section 2.7(f) of the Company Disclosure Letter.

          (g)   To the knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has agreed to indemnify any Person for any infringement of any Intellectual Property of any third party by any Company Product or Service that has been sold, licensed to third parties, leased to third parties, supplied, marketed, distributed or provided by the Company or any of its Subsidiaries.

        2.8    Taxes.

          (a)   "Tax" means (1) any net income, corporate, capital gains, capital acquisitions, inheritance, deposit interest retention, gift, relevant contracts, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or other tax, together with any interest or any penalty, addition to tax or additional amount, in each case imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (each, a "Tax Authority"), (2) any liability for the payment of any amounts of the type described in clause (1) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (3) any liability for the payment of any amounts of the type described in clause (1) or (2) of this sentence as a result of being a transferee of or successor to any Person or as a result of any obligation to indemnify any other Person. "Tax Return" means any return, statement, report or form (including information returns and reports) required to be filed with respect to Taxes.

          (b)   The Company and each of its Subsidiaries, and any affiliated, consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its Subsidiaries is or has been a member, have properly completed and timely filed all material Tax Returns required to be filed by them. All such Tax Returns are true and correct and have been completed in accordance with Law, and the Company and each of its Subsidiaries have paid or withheld and paid to the appropriate Tax Authority all material Taxes due (whether or not shown to be due on such Tax Returns). The Company has, at all applicable times, maintained all material records in relation to Tax as it is required to maintain.

          (c)   The Company Balance Sheet reflects all material unpaid Taxes of the Company and each of its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any of its Subsidiaries has any material liability for unpaid Taxes accruing after the Company Balance Sheet Date, other than Taxes accruing in the ordinary course of business conducted after the Company Balance Sheet Date.

          (d)   There is (1) no claim for Taxes being asserted or that has been previously asserted against the Company or any of its Subsidiaries that has resulted in a lien against the property of the Company or any of its Subsidiaries, and there is no such lien for Taxes, other than liens for Taxes not yet due and payable, (2) no material audit of any Tax Return of the Company or any of its Subsidiaries being conducted by a Tax Authority, and (3) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any of its Subsidiaries currently in effect. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction may open an audit or other review of the Taxes of such entity or that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

          (e)   Neither the Company nor any of its Subsidiaries (1) has been or shall be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing in accordance with Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring prior to the Closing, (2) filed any disclosure under Section 6662 of the Code or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return, (3) engaged in a "reportable transaction," as defined in Treasury Regulation Section 1.6011-4(b), (4) ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent company, (5) been the "distributing corporation" or the "controlled corporation" (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that would otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transactions, (6) incurred any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, as a result of any contractual obligation, or otherwise for any Taxes of any Person other than the Company, (7) ever been a "United States real property holding corporation" within the meaning of Section 897 of the Code, or (8) taken or agreed to take any action not provided for in this Agreement (nor does the Company or any of its Subsidiaries have knowledge of any fact or circumstance not specified or provided for in this Agreement) that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (f)    Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing or Tax allocation agreement with any party other than the Company or any Subsidiary of the Company, nor do the Company or any of its Subsidiaries have any liability or potential liability to another party under any such agreement.

          (g)   The Company and each of its Subsidiaries has withheld or collected and timely paid over to the appropriate Tax Authorities (or are properly holding for such timely payment) all material Taxes required by Law to be withheld or collected by it.

          (h)   Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (1) installment sale or other open transaction disposition made on or prior to the Closing Date; (2) prepaid amount received on or prior to the Closing Date; (3) a closing agreement described in Section 7121 of the Code or any corresponding provision of state of foreign Tax Law executed on or prior to the Closing Date; or (4) any change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date.

          (i)    Section 2.8(i) of the Company Disclosure Letter lists all income, franchise and similar Tax Returns (federal, state, local and foreign) filed with respect to the Company for taxable periods ended on or after January 1, 2005, indicates the most recent income, franchise or similar Tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all Tax Returns that currently are the subject of audit.

          (j)    The Company and its Subsidiaries do not have, and have not had (during any taxable period remaining open for the assessment of Tax by any foreign Tax Authority under its applicable statute of limitations), any place of business in any country outside the country of its organization.

        2.9    Employee Benefit Plans.

          (a)   Section 2.9(a) of the Company Disclosure Letter sets forth a complete list of (1) all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), (2) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds or arrangements of any kind, and (3) all other material employee benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, stockholders, consultants, or independent contractors of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is required to make payments, transfers, or contributions (all of the above being collectively referred to as "Company Employee Benefit Plans"). Neither the Company nor any Subsidiary of the Company has any liability with respect to any plan of the type described in the preceding sentence other than the Company Employee Benefit Plans.

          (b)   True and complete copies of the following materials with respect to each Company Employee Benefit Plan have been made available to Parent, as applicable: (1) the current plan document or, in the case of an unwritten Company Employee Benefit Plan, a written description thereof, (2) the current determination letter or opinion letter from the Internal Revenue Service ("IRS"), (3) the current summary plan description and all summaries of material modifications thereto and the past three annual reports and associated summary annual reports, (4) the current trust agreement, insurance contracts and other documents relating to the funding or payment of benefits under such Company Employee Benefit Plan, and (5) any other documents, forms or other instruments reasonably requested by Parent.

          (c)   Each Company Employee Benefit Plan has been maintained, operated and administered in compliance, in all material respects, with its terms and any related documents or agreements and in compliance, in all material respects, with all Laws. There have been no prohibited transactions or breaches of any of the duties imposed by ERISA on "fiduciaries" (within the meaning of Section 3(21) of ERISA) with respect to the Company Employee Benefit Plans that would result in any material liability or excise tax under ERISA or the Code being imposed on the Company.

          (d)   Each Company Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has heretofore been determined by the IRS to be so qualified, and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.

          (e)   Neither the Company nor any of its Subsidiaries currently has or has had an obligation to contribute to a "defined benefit plan" as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a "multiemployer plan" as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a "multiple employer plan" within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

          (f)    With respect to each group health plan benefiting any current or former employee of the Company or any of its Subsidiaries that is subject to Section 4980B of the Code, the Company and each of its Subsidiaries has complied, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

          (g)   No Company Employee Benefit Plan is or at any time was funded through a "welfare benefit fund" as defined in Section 419(e) of the Code, and no benefits under any Company Employee Benefit Plan are or at any time have been provided through a voluntary employees' beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

          (h)   Except as set forth in Section 2.9(h) of the Company Disclosure Letter, all contributions, transfers and payments in respect of any Company Employee Benefit Plan maintained in the United States or otherwise subject to the Code, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code. All Company Options identified as "incentive stock options" are intended to qualify as incentive stock options under Section 422 of the Code.

          (i)    There is no pending or threatened Action in or by any court or Governmental Authority with respect to any Company Employee Benefit Plan (other than routine claims for benefits), nor is there any basis for one to the knowledge of the Company.

          (j)    All (1) insurance premiums required to be paid with respect to, (2) benefits, expenses, and other amounts due and payable under, and (3) contributions, transfers, or payments required to be made to, any Company Employee Benefit Plan prior to the Closing Date shall have been paid, made or accrued on or before the Closing Date.

          (k)   Except as set forth in Section 2.9(k) of the Company Disclosure Letter, no Company Employee Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (1) coverage mandated by Law or (2) death or retirement benefits under any Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

          (l)    With respect to any insurance policy providing funding for benefits under any Company Employee Benefit Plan, (1) there is no liability of the Company or any of its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such material liability if such insurance policy was terminated at or after the Closing Date, and (2) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of the Company, no such proceedings with respect to any such insurance company are imminent.

          (m)  Except as set forth in Section 2.9(m) of the Company Disclosure Letter, the Company and each of its Subsidiaries has reserved all rights necessary to amend or terminate each of the Company Employee Benefit Plans without the consent of any other Person.

          (n)   All contributions required to be paid with respect to workers' compensation arrangements of the Company and each of its Subsidiaries have been made or accrued as a liability in the Company Financial Statements.

          (o)   Neither the Company nor any of its Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company of any of its Subsidiaries, other than the Company Employee Benefit Plans, or to make any amendments to any of the Company Employee Benefit Plans except any amendment that is required by Law.

          (p)   No Company Employee Benefit Plan provides benefits to any individual who is not either a current or former employee of the Company or any of its Subsidiaries, or the dependents or other beneficiaries of any such current or former employee.

          (q)   There is no trade or business (whether or not incorporated) (1) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or any of its Subsidiaries or (2) which together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(t) of the Code.

          (r)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, alone or in connection with any other event (including the termination of employment or service with the Company or any of its Subsidiaries following the Merger), (1) result in any payment (including severance, unemployment compensation or golden parachute) becoming due under any Company Employee Benefit Plan, (2) increase any benefits (including severance, deferred compensation and equity benefits) otherwise payable under any Company Employee Benefit Plan, (3) result in the acceleration of the time of payment or vesting of any such benefits to any extent, or (4) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person. No amount that would be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any employee, officer or director of the Company or any of its Affiliates who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Employee Benefit Plan currently in effect would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

          (s)   Each Company Employee Benefit Plan, Company Stock Plan and, to the Company's knowledge, each contract between the Company and any "service provider" (as such term is defined in Section 409A of the Code) is in operational and documentary compliance with Section 409A of the Code, to the extent required by Section 409A of the Code and the regulations and guidance promulgated thereunder.

        2.10    Employee Matters.

          (a)   Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security or other benefits or obligations for employees (other than in accordance with Law or routine payments to be made in the ordinary course of business). There are no claims pending against the Company and/or any of its Subsidiaries under any workers' compensation plan or policy, for unemployment compensation benefits or for long term disability. No person currently or previously employed by the Company or any of its Subsidiaries or subcontracted by any of them has been involved in an accident in the course of such employment or subcontracting that would have caused other than minor injury nor has any such person been exposed to occupational health hazards in the Company's or any of its Subsidiaries' service. There have been no claims (settled or unsettled) for injury or occupational health hazard against the Company by any employee or subcontractor.

          (b)   No liability has been incurred by the Company or any of its Subsidiaries for breach of employment Contracts or Contracts for personal services with independent contractors to which the Company or any of its Subsidiaries is a party nor has any liability been incurred under Law or otherwise for severance, unemployment compensation, golden parachute, bonus or otherwise accruing from the termination of any employment Contracts and consulting Contracts. No claims have been made for discrimination, sexual or other harassment nor are any such claims threatened or pending nor, to the knowledge of the Company, are there any facts or circumstances which may give rise to such a claim being made.

          (c)   Section 2.10(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all severance Contracts, employment Contracts and Contracts for personal services with independent contractors to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, copies of which have been made available to Parent. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization. To the knowledge of the Company there have never been any activities or proceedings of any labor union to organize employees of the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that would reasonably be expected to interfere with the business activities of the Company or any of its Subsidiaries.

          (d)   As of the date hereof, no employee of the Company or any of its Subsidiaries has given written notice to the Company or any of its Subsidiaries of such employee's termination of employment with the Company or a Subsidiary of the Company. The employment of each of the employees of the Company or any of its Subsidiaries is "at will," and neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice before terminating the employment of any of their respective employees, except as may be required under Law.

          (e)   There are no material written personnel manuals, handbooks, policies, rules or procedures currently in effect applicable to any employee of the Company or any of its Subsidiaries, other than those set forth in Section 2.10(e) of the Company Disclosure Letter, true and complete copies of which have heretofore been provided to Parent.

          (f)    Neither the Company nor any of its Subsidiaries has any accrued unpaid Liabilities relating to their respective employees, directors or officers other than for (1) salaries and fringe benefits since the last payroll period, (2) accrued but unused holiday and related payments, and (3) accrued but unpaid bonuses, all of which are identified in Section 2.10(f) of the Company Disclosure Letter.

          (g)   The Company and each of its Subsidiaries has complied in all material respects with all Laws in respect of employment and employment practices (including those related to safety), terms and conditions of employment, wages and hours and nondiscrimination in employment Neither the Company nor any of its Subsidiaries has or is engaged in any unfair labor practice.

          (h)   As of the date hereof, Section 2.10(h) of the Company Disclosure Letter sets forth a summary of certain information with respect to each employment contract between the Company and its "experts", which summary is accurate in all material respects.

        2.11    Related Party Transactions.    Except as set forth in Section 2.11 of the Company Disclosure Letter, or by virtue of the Merger or the Investment, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC if the Company was subject to such reporting requirements.

        2.12    Insurance.    The Company and its Subsidiaries are presently insured against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of the Company and its Subsidiaries provide adequate coverage against loss.

        2.13    Compliance with Laws; Certain Business Practices.

          (a)   The Company and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received, nor to the knowledge of the Company is there any Basis for, any notices of material violation with respect to, any Laws or Permits with respect to the conduct of its business, or the ownership or operation of its business. The Company and each of its Subsidiaries owns or possesses all material Permits that are necessary to conduct its business as presently conducted.

          (b)   None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on behalf of any such Person have, with respect to the business of the Company or any of its Subsidiaries, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (2) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Authorities.

          (c)   Neither the Company nor any of its Subsidiaries has applied for or received, is not and shall not be entitled to and is not and shall not be the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority.

        2.14    Company Indebtedness.    Section 2.14 of the Company Disclosure Letter contains a true, correct and complete list of each of the individual components of all of the outstanding Company Indebtedness as of the date hereof (indicating the amount and the Person to whom such Company Indebtedness is owed).

        2.15    Brokers and Finders.    The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        2.16    Clients.    Section 2.16 of the Company Disclosure Letter contains a true and accurate list of the twenty (20) largest clients of the Company and its Subsidiaries, taken as a whole, based on amounts invoiced for the first six (6) months of 2009.

        2.17    Listed Contracts.    As of the date hereof, except for Contracts listed in Section 2.17(i) of the Company Disclosure Letter, the Company and its Subsidiaries are not a party to or bound by any material Contract (each, together with each Contract required to be disclosed on the Company Disclosure Letter pursuant to any of the representations and warranties in this Article 2, a "Company Listed Contract"), including the following Contracts (whether or not material):

          (a)   any distributor, sales, reseller, advertising, agency, original equipment manufacturer, sales representative, joint marketing, joint development or joint venture Contract;

          (b)   any continuing Contract for the purchase of materials, supplies, equipment or services that involves the payment by the Company or any of its Subsidiaries of more than $50,000 over the life of the Contract;

          (c)   any Contract pursuant to which the Company or any of its Subsidiaries is obligated to provide services at a price fixed before performance of such services (but excluding warranty and maintenance Contracts);

          (d)   any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

          (e)   any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any other Person;

          (f)    any Contract for any capital expenditure in excess of $150,000 individually or $500,000 in the aggregate;

          (g)   any Contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property and involving in the case of any such Contract more than $50,000 over the life of the Contract;

          (h)   any Contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any real property;

          (i)    any Contract providing rights to or that are based upon any Company or any of its Subsidiaries Intellectual Property, including Customer License Agreements, and (2) any Contract providing for the development of any Software, content (including textual content and visual, photographic or graphics content), technology or Intellectual Property for the Company or any of its Subsidiaries, or providing for the purchase by or license to (or for the benefit or use of) the Company or any of its Subsidiaries of any Software, technology or Intellectual Property, which Software, content, technology or Intellectual Property is used or incorporated (or is contemplated by it to be used or incorporated) in connection with any aspect or element of any material product, service or technology of the Company or any of its Subsidiaries or sold by the Company or any of its Subsidiaries;

          (j)    any Contract providing rights to, or based upon, any Company Intellectual Property (other than licenses for Third Party Software);

          (k)   any Contract in which any Person has an interest under circumstances that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC if the Company was subject to such reporting requirements;

          (l)    any Contract relating to the disposition or acquisition of material assets or any material interest in any business enterprise, except for the sale of products or services in the ordinary course of business;

          (m)  any Contract with any Governmental Authority, other than any Contract with any client;

          (n)   any Contract with ongoing obligations relating to settlement of any Action;

          (o)   any Contract that results in any Person (other than officers, directors or employees) holding a power of attorney from the Company; or

          (p)   any Contract with SMART and Associates, LLP.

A true and complete copy of each Company Listed Contract has been made available to Parent's legal counsel. All Company Listed Contracts are in executed written form, and the Company and its applicable Subsidiaries have performed in all material respects all of the material obligations required to be performed by it and is entitled to all benefits under, and the Company and its applicable

Subsidiaries are not in default of any material provision in respect of, any Company Listed Contract. Each of the Company Listed Contracts is a valid and binding agreement of the Company and its applicable Subsidiaries and, to the knowledge of the Company, the other parties thereto, and there exists no material default or event of default or event, occurrence, condition or act, which would reasonably be expected to result in the Final Surviving Entity, or the applicable Subsidiary of the Company, not enjoying in all material respects all material economic benefits that the Company, or the applicable Subsidiary of the Company, enjoyed before the Closing and to which it is entitled post-Closing under any Company Listed Contract.

        2.18    Property.

          (a)   Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

          (b)   Section 2.18(b) of the Company Disclosure Letter contains a true and complete list of all real property leased or subleased (whether as tenant or subtenant) by the Company or any Subsidiary of the Company (including the improvements thereon, the "Company Leased Real Property").

          (c)   The Company or one of its Subsidiaries has valid leasehold interests in all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, and such properties and assets have been maintained in accordance with the ordinary course of business save for normal tear and wear, except (1) as reflected in the Company Balance Sheet, (2) liens for Taxes not yet due and payable, and (3) such imperfections of title and Encumbrances that do not detract materially from the value or interfere materially with the present use of the property subject thereto or affected thereby. The Company or one of its Subsidiaries has exclusive possession of each Company Leased Real Property, other than any occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

          (d)   Each lease for the Company Leased Real Property is in full force and effect and is valid and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law), and there is no material default under any lease for the Company Leased Property either by the Company or its Subsidiaries or, to the Company's knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

          (e)   The assets and properties owned, leased or licensed by the Company and each of its Subsidiaries are in good condition and repair in all material respects (subject to normal wear and tear) and constitute all of the material properties necessary to conduct its business as currently conducted.

        2.19    Disclosure.    None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or the Information Statement shall, at the time that the Proxy Statement is mailed to the Parent Stockholders, at the time of the Parent Stockholders' Meeting, at the time the Information Statement is distributed to the Company Stockholders or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

        2.20    Vote Required.    The affirmative vote or action by written consent of shares of Company Capital Stock representing a majority of the voting power of the Company Common Stock issued and outstanding on the effective date of the Company Stockholders Written Consent is the only vote (or consent) required of the Company Stockholders to adopt this Agreement under the DGCL, the Company's Certificate of Incorporation, the Company's Bylaws and any Contract to which the Company is a party (the "Company Required Vote").

        2.21    Board Approval.    The Company's Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) at a meeting duly called and held, has (a) approved this Agreement, the Merger and the Transactions, (b) determined that this Agreement and the terms and conditions of the Merger and the Transactions are advisable and in the best interests of the Company Stockholders, and (c) recommended that all Company Stockholders adopt this Agreement.

        2.22    Earn-Out Payments.    Section 2.22 of the Company Disclosure Letter sets forth all earn-out payments to be made or received by the Company.

        2.23    Representations Complete.    None of the representations or warranties made by the Company in this Agreement, as modified by the Company Disclosure Letter, any exhibit or schedule to this Agreement or any other document required to be delivered to Parent in accordance with any provision of Article 5 of this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

        2.24    Other Representations and Warranties.    Except for the representations and warranties contained in this Article 2 (as modified by the Company Disclosure Letter) or in any exhibit or schedule hereto or any document required to be delivered to Parent in accordance with any provision of Article 5 of this Agreement, neither the Company, any of its Subsidiaries nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or the Transactions, and the Company disclaims any other representations or warranties, whether made by the Company, any of its Subsidiaries or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article 2 (as modified by the Company Disclosure Letter) or in any exhibit or schedule hereto or any document required to be delivered to Parent in accordance with any provision of Article 5 of this Agreement, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or any other representatives of the Company or any of their respective Affiliates).

ARTICLE 2A
REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL COMPANY
STOCKHOLDER

        The Principal Company Stockholder hereby represents and warrants to Parent and the Merger Subs as follows:

        2A.1    Principal Company Stockholder Shares.    As of the date hereof, the Principal Company Stockholder is the beneficial owner of 844,088.336 shares of Company Common Stock and 61,633.534 shares of Redeemable Preferred Stock (collectively, the "Principal Company Stockholder Shares"). As of the date hereof, the Principal Company Stockholder Shares constitute the Principal Company Stockholder's entire interest in the outstanding Company Capital Stock. No person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Principal Company Stockholder Shares (other than the rights and interest of persons and entities that own partnership interests in the Principal Company Stockholder under the partnership agreement governing the Principal Company Stockholder and applicable partnership law). The Principal Company Stockholder

Shares are, and will be at all times up until the Closing, free and clear of any and all liens, claims, options, charges or other encumbrances.

        2A.2    Authority; Noncontravention.    The Principal Company Stockholder has all requisite power and authority to enter into this Agreement and the Related Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement and the Related Agreements to which it is or will be a party by the Principal Company Stockholder and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Principal Company Stockholder. This Agreement and the Related Agreements to which it is or will be a party has been or will be duly executed and delivered by the Principal Company Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, represents or will represent the legal, valid and binding obligation of the Principal Company Stockholder, enforceable against the Principal Company Stockholder in accordance with its terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereafter in effect relating to rights of creditors generally and (2) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement and the Related Agreements to which it is or will be a party do not, and the consummation of the Transaction and compliance with the provisions hereof and thereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or require notice to or the consent of any person under, any Contract or Law by which the Principal Company Stockholder is bound, except for such breach, violation or default as would not have a material adverse effect on the ability of the Principal Company Stockholder to perform its obligations hereunder or under any of the Related Agreements or to consummate the Transactions.

        2A.3    Company Required Vote.    The Principal Company Stockholder, by its holdings of Company Capital Stock on the date hereof, represents the Company Required Vote.

        2A.4    Financing for the Investment.    The Principal Company Stockholder has possession of, or has available to it under existing lines of credit, sufficient funds to consummate the transactions contemplated by the Stock Purchase Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Subject to the disclosures set forth in the Parent Disclosure Letter, Parent and the Merger Subs hereby represent and warrant to the Company and the Principal Company Stockholder as follows:

        3.1    Organization, Standing and Power.    Each of Parent and Merger Sub I is a corporation, Merger Sub II is a limited liability company, each of the other Subsidiaries of Parent is a corporation, limited liability company or limited liability company, and each of Parent, Merger Subs and each of the other Subsidiaries of Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization as set forth opposite its name in Section 3.1 of the Parent Disclosure Letter. Each of Parent and each of its Subsidiaries has the corporate (or other applicable entity) power to own, lease and operate its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction set forth opposite its name in Section 3.1 of the Parent Disclosure Letter. Neither Parent nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents. Section 3.1 of the Parent Disclosure Letter sets forth a list of Parent's officers and directors. Other than the entities listed on Section 3.1 of the Parent Disclosure Letter, Parent does not directly or indirectly own (and has not directly or indirectly owned) any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. Section 3.1 of the Parent Disclosure Letter sets forth a true, correct and complete list of each of Parent's Subsidiaries indicating (i) its officers and directors, and

(ii) the record owners of all of its issued and outstanding shares of capital stock. All of the outstanding capital stock of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any of Parent's Subsidiaries is a party or by which it is bound obligating any of Parent's Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of Parent's Subsidiaries.

        3.2    Capital Structure.

          (a)   As of the date hereof, the authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 5,000,000 shares of Preferred Stock. At the Effective Time, the authorized capital stock of Parent will consist of 200,000,000 shares of Parent Common Stock and 15,000,000 shares of Preferred Stock, of which 12,000,000 shares will have been designated as "Series A Convertible Redeemable Preferred Stock" ("Parent Preferred Stock"). As of the close of business in New York, New York on August 14, 2009 (the "Capitalization Date"), (i) 25,802,653 shares of Parent Common Stock are issued and outstanding, (ii) no shares of Preferred Stock of Parent are issued and outstanding, (iii) no shares of Parent Common Stock are issued and held in the treasury of Parent, (iv) 7,586,523 shares of Parent Common Stock are reserved under the Parent Stock Plans in respect of outstanding and future awards, (v) 1,506,667 shares of Parent Common Stock are subject to outstanding Parent Stock-Based Awards, and (vi) there are outstanding Parent Options to purchase 4,052,436 shares of Parent Common Stock under the Parent Stock Plans. As of the Capitalization Date, there are no other issued and outstanding shares of capital stock of Parent ("Parent Capital Stock"), Parent Options or Parent Stock-Based Awards. There are no declared or accrued but unpaid dividends with respect to any shares of Parent Capital Stock. At the Effective Time, the Parent Preferred Stock will be convertible into Parent Common Stock on a one-to-one basis. All issued and outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances and "put" or "call" rights created by statute, Parent's organizational documents or any agreement to which Parent is a party or by which it is bound or of which it has knowledge.

          (b)   Except for outstanding Parent Options and Parent Stock-Based Awards, there are no options, warrants, calls, rights, commitments or other Contracts to which Parent or any of its Subsidiaries is a party, or by which it is bound, obligating Parent or any of its Subsidiaries to issue, grant, deliver, sell, repurchase or redeem, or cause to be issued, granted, delivered, sold, repurchased or redeemed, any shares of any Parent Capital Stock, Parent Options and/or Parent Stock-Based Awards. Except as set forth in Section 3.2(a) of the Parent Disclosure Letter, there are no Contracts relating to voting, purchase or sale of any Parent Capital Stock (i) between or among Parent and any of its security holders, other than written Contracts granting Parent the right to purchase unvested shares upon the termination of employment or service and (ii) to Parent's knowledge, between or among any of Parent's security holders.

          (c)   Except for the Parent Stock Plans, Parent has no other stock option plan or other plan providing for equity compensation of any Person. Parent has reserved 6,387,000 shares of Parent Common Stock for issuance to employees and directors of, and consultants to Parent, upon the exercise of options granted under the Parent Stock Plans. Each Parent Option has been properly approved by the requisite corporate authority, and the exercise price of each such Parent Option was set at the fair market value of the Parent Common Stock on the date of grant of such Parent Option. To the extent required under applicable Law, the Parent Stockholders have properly approved and Parent has properly reserved for issuance the shares of Parent Common Stock issuable under the Parent Stock Plans. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

          (d)   The shares of Parent Common Stock to be issued pursuant to the Merger, when issued, will be duly authorized, validly issued, fully paid, non-assessable and issued in compliance with applicable federal and state securities laws subject to the truth and accuracy of the representations made by the Company in Section 2.2 and by the holders of shares of Redeemable Preferred Stock as of immediately prior to the Effective Time in the Stockholders Agreement.

        3.3    Authority; Noncontravention.

          (a)   Each of Parent and the Merger Subs have all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub and the execution and delivery of the Related Agreements to which it is or will be a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and the Merger Subs. This Agreement and the Related Agreements to which it is or will be a party has been or will be, as the case may be, duly executed and delivered by Parent and the Merger Subs and assuming due authorization, execution and delivery by the other parties hereto represents the legal, valid and binding obligation of each of Parent and the Merger Subs enforceable against each of Parent and the Merger Subs in accordance with its terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereafter in effect relating to rights of creditors generally, and (2) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement and the Related Agreements to which it is or will be a party by each of Parent and the Merger Subs does not, and the consummation of the Transactions shall not, (x) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, any provision of the organizational documents of Parent or any of its Subsidiaries, (y) result in the creation of an Encumbrance on any properties or assets of Parent or any of its Subsidiaries, or (z) conflict with, result in a material violation of or default under (with or without notice, lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with (A) any provision of the organizational documents of Parent or any of its Subsidiaries (including the Merger Subs), or (B) any Parent Listed Contract, instrument, Permit or Law applicable to Parent or any of its Subsidiaries (including the Merger Subs) or any of their respective properties or assets, except, in the case of clauses (y) or (z), where such creations, conflicts, violations, defaults, rights or requirements would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

          (b)   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries (including the Merger Subs) in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (w) the filing of the First Step Certificate of Merger and the Second Step Certificate of Merger with the Delaware Secretary and of appropriate documents with the relevant authorities of other states in which the Company or Parent is qualified to do business, (x) such filings as may be required under the HSR Act, (y) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, and (z) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the applicable state securities or Blue Sky Laws or the securities Laws of any foreign country.

          (c)   Each of Merger Sub I and Merger Sub II owns no assets and has no liabilities, and has taken no actions, except in connection with effecting the Transactions.

        3.4    SEC Documents; Financial Statements.

          (a)   Parent has filed all forms, reports and documents required to be filed by it with the SEC from and after January 1, 2008 until the date of this Agreement (collectively, the "Parent SEC Documents"). As of their respective filing dates, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and each Parent SEC Document, as of its respective filing date and taken together with all other Parent SEC Documents filed prior to such date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected in a subsequently filed Parent SEC Document, and to the extent based on information (financial or otherwise) provided by the Company or any of its stockholders. Parent has timely filed all certifications and statements required by (a) Rule 13a-14 or Rule 15d-14 under the Exchange Act, and (b) Section 906 of the Sarbanes-Oxley Act of 2002, in each case with respect to any Parent SEC Document. Parent maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent SEC Documents and other public disclosure documents. The Parent SEC Documents contain an audited consolidated balance sheet of Parent as of December 31, 2008 and December 31, 2007 and the related audited consolidated statements of income and cash flow for the years then ended and Parent's unaudited consolidated balance sheet as of June 30, 2009 and the related unaudited consolidated statements of income and cash flow for the six-month period then ended (collectively, the "Parent Financials"). The Parent Financials (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by GAAP), and (ii) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows of Parent and each of its Subsidiaries as of the dates, and for the periods, indicated therein, except as otherwise noted therein (subject, in the case of interim period financial statements, to normal recurring year-end audit adjustments, none of which, individually or in the aggregate, are material). There has been no change in Parent's accounting policies since June 30, 2009, except as described in the notes to the Parent Financials or required or permitted by GAAP.

          (b)   Neither Parent nor any of its Subsidiaries has any Liability required to be reflected on a balance sheet or in the notes thereto in accordance with GAAP other than (i) those reflected in, reserved against or disclosed in the balance sheet as of the Parent Balance Sheet Date included in the Parent Financials (the "Parent Balance Sheet"), (ii) those incurred in the conduct of Parent's and its Subsidiaries' business since the Parent Balance Sheet Date in the ordinary course of business, (iii) those expressly permitted to be incurred pursuant to the terms of this Agreement, or (iv) any matter disclosed in the Parent Disclosure Letter or required to be disclosed in Section 3.5 of the Parent Disclosure Letter.

          (c)   Since June 30, 2009 (the "Parent Balance Sheet Date"), Parent and each of its Subsidiaries has conducted its business only in the ordinary course of business, and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate with any other changes, events and conditions, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Parent; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the Parent Capital Stock; (iii) any change in accounting methods, principles or practices affecting Parent, except as described in the Parent Financials or as required or permitted by GAAP; or

  (iv) any material damage to, or destruction or loss of, any of the material assets or properties of Parent.

          (d)   Parent maintains a system of accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of audited financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded value for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (e)   To the knowledge of Parent, there has not occurred (i) any significant deficiency in the design or operation of internal controls which would adversely affect the ability of Parent or any of its Subsidiaries to record, process, summarize and report financial data or any material weaknesses in internal controls, or (ii) any fraud, whether or not material, that involves management or other present employees who have a significant role in the internal controls of Parent or any of its Subsidiaries.

        3.5    Absence of Litigation.    There is no Action pending before any Governmental Authority or arbitrator, or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or any of their respective assets or properties or any of their respective officers or directors (in their capacities as such). There is no Order against Parent or any of its Subsidiaries, any of their respective assets or properties, or, to the knowledge of Parent, any of their respective directors or officers (in their capacities as such), that would reasonably be expected to prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate with any such other judgments, decrees and orders, would reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries.

        3.6    Restrictions on Business Activities.    Except as set forth in Section 3.6(i) of Parent Disclosure Letter, there is no Contract (including covenants not to compete) or Order binding upon Parent or any of its Subsidiaries that has or would reasonably be expected to materially restrict, whether before or after consummation of the Merger, any current or future business practice of Parent or any of its Subsidiaries or any acquisition of property (tangible or intangible) by Parent or any of its Subsidiaries, in each case, as currently conducted or as proposed to be conducted by Parent or any of its Subsidiaries. Without limiting the generality of the foregoing, except as set forth in Section 3.6(ii) of Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has entered into any Contract with any Parent Client that includes a "most favored pricing" or similar clause restricting or otherwise impacting the right of Parent or any of its Subsidiaries to provide services in any manner or terms under which Parent or any of its Subsidiaries is restricted from providing services to, Parent Clients or potential clients or any class of clients, in any geographic area, during any period of time or in any segment of the market.

        3.7    Intellectual Property.

          (a)   To the knowledge of Parent, Parent or one of its Subsidiaries owns, or is licensed under, or otherwise possesses sufficient rights under, the material Intellectual Property necessary to conduct the business of Parent or its Subsidiaries as currently conducted ("Parent IP Rights").

          (b)   Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other Transactions shall materially impair the rights of Parent, any of its Subsidiaries or the Final Surviving Entity in any Parent Licensed IP Right. Neither Parent nor any of its Subsidiaries is paying any royalties, honoraria, fees or other payments to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license in, sale, marketing, advertising or disposition of any Parent IP Rights, and none shall become payable as a result of the consummation of the Transactions.

          (c)   To the knowledge of Parent, the operation of the business of Parent and each of its Subsidiaries as it currently is conducted by Parent and such Subsidiary does not infringe or misappropriate the Intellectual Property rights of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction. There is no Action that is pending or, to the knowledge of Parent, threatened that (i) challenges the rights of Parent or any of its Subsidiaries in respect of any Parent IP Rights, (ii) asserts that the operation of Parent's or any of its Subsidiaries' business is, was or shall be infringing or otherwise in violation of any Intellectual Property or (iii) claims that any default exists under any Parent IP Agreement. Parent is not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement or other disposition of any dispute regarding any Parent IP Right.

          (d)   Parent and its Subsidiaries have taken all reasonable measures to safeguard and maintain the confidentiality of all Trade Secrets within the Parent-Owned IP Rights. All current and former employees and consultants of Parent and its Subsidiaries have executed a proprietary information and invention assignment agreement in Parent's standard form, which form is attached as Section 3.7(d) of the Parent Disclosure Letter. To the knowledge of Parent, there has not been any breach by any employee or consultant of Parent or any of its Subsidiaries of any such agreement. No current or former employee, officer, director, consultant or independent contractor of Parent or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any Parent-Owned IP Rights. To the knowledge of Parent, neither the employment of any employee of Parent or any of its Subsidiaries, nor the use by Parent or any of its Subsidiaries of the services of any consultant or independent contractor subjects Parent or any of its Subsidiaries to any obligation to any third party for improperly soliciting such employee, consultant or independent contractor to work for Parent or such Subsidiary, whether such obligation is contractual or otherwise.

          (e)   Section 3.7(e) of the Parent Disclosure Letter contains a true and complete list of all Parent Registered IP. To the knowledge of Parent, all Parent Registered IP is valid, enforceable and subsisting, and there are no actions that must be taken by the Company or any of its Subsidiaries within 90 days of the Closing Date to maintain, perfect, preserve or renew any such Parent Registered IP.

          (f)    To the knowledge of Parent, Parent or one of its Subsidiaries owns all right, title and interest in and to all Parent-Owned IP Rights free and clear of any Encumbrances, other than Parent Permitted Encumbrances. To the knowledge of Parent, Parent's and its Subsidiaries' right to use the Parent-Licensed IP is subject only to the terms and conditions of the licenses listed in Section 3.7(f) of the Parent Disclosure Letter.

          (g)   To the knowledge of Parent, there is no unauthorized use, disclosure, infringement or misappropriation of any Parent-Owned IP Rights by any third party, including any employee or former employee of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has agreed to indemnify any Person for any infringement of any Intellectual Property of any third party by any Parent Product or Service that has been sold, licensed to third parties, leased to third parties, supplied, marketed, distributed or provided by Parent or any of its Subsidiaries.

        3.8    Taxes.

          (a)   Parent and each of its Subsidiaries, and any affiliated, consolidated, combined, unitary or aggregate group for Tax purposes of which Parent or any of its Subsidiaries is or has been a member, have properly completed and timely filed all material Tax Returns required to be filed by them. All such Tax Returns are true and correct and have been completed in accordance with Law, and Parent and each of its Subsidiaries have paid or withheld and paid to the appropriate Tax Authority all material Taxes due (whether or not shown to be due on such Tax Returns). Parent has, at all applicable times, maintained all material records in relation to Tax as it is required to maintain.

          (b)   The Parent Balance Sheet reflects all material unpaid Taxes of Parent and each of its Subsidiaries for periods (or portions of periods) through the Parent Balance Sheet Date. Neither Parent nor any of its Subsidiaries has any material liability for unpaid Taxes accruing after the Parent Balance Sheet Date, other than Taxes accruing in the ordinary course of business conducted after the Parent Balance Sheet Date. Proper provision has been made in the Parent Balance Sheet for deferred taxation in accordance with GAAP.

          (c)   There is (1) no claim for Taxes being asserted or that has been previously asserted against Parent or any of its Subsidiaries that has resulted in a lien against the property of Parent or any of its Subsidiaries, and there is no such lien for Taxes, other than liens for Taxes not yet due and payable, (2) no material audit of any Tax Return of Parent or any of its Subsidiaries being conducted by a Tax Authority, and (3) no extension of any statute of limitations on the assessment of any Taxes granted by Parent or any of its Subsidiaries currently in effect. Neither Parent nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction may open an audit or other review of the Taxes of such entity or that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

          (d)   Neither Parent nor any of its Subsidiaries has (1) been or shall be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing in accordance with Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring prior to the Closing, (2) filed any disclosure under Section 6662 of the Code or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return, (3) engaged in a "reportable transaction," as defined in Treasury Regulation Section 1.6011-4(b), (4) ever been a member of a consolidated, combined, unitary or aggregate group of which Parent was not the ultimate parent company, (5) been the "distributing corporation" or the "controlled corporation" (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that would otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transactions, (6) incurred any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, as a result of any contractual obligation, or otherwise for any Taxes of any Person other than Parent, (7) ever been a "United States real property holding corporation" within the meaning of Section 897 of the Code, or (8) taken or agreed to take any action not provided for in this Agreement (nor does Parent or any of its Subsidiaries have knowledge of any fact or circumstance not specified or provided for in this Agreement) that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (e)   Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax sharing or Tax allocation agreement with any party other than Parent or any Subsidiary of Parent, nor does Parent have any liability or potential liability to another party under any such agreement.

          (f)    Parent and each of its Subsidiaries has withheld or collected and timely paid over to the appropriate Tax Authorities (or are properly holding for such timely payment) all material Taxes required by Law to be withheld or collected by it.

          (g)   Neither Parent nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (1) installment sale or other open transaction disposition made on or prior to the Closing Date; (2) prepaid amount received on or prior to the Closing Date; (3) a closing agreement described in Section 7121 of the Code or any corresponding provision of state of foreign Tax Law executed on or prior to the Closing Date; or (4) any change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date.

          (h)   Section 3.8(h) of the Parent Disclosure Letter lists all income, franchise and similar Tax Returns (federal, state, local and foreign) filed with respect to Parent for taxable periods ended on or after January 1, 2005, indicates the most recent income, franchise or similar Tax Return for each relevant jurisdiction for which an audit has been completed or the statute of limitations has lapsed and indicates all Tax Returns that currently are the subject of audit.

          (i)    Parent and its Subsidiaries do not have, and have not had (during any taxable period remaining open for the assessment of Tax by any foreign Tax Authority under its applicable statute of limitations), any place of business in any country outside the country of its organization.

          (j)    At all times since the formation of Merger Sub II through the time of the Second Step Merger, Merger Sub II has been and will be directly and wholly owned by Parent and will be classified as an entity that is disregarded as an entity separate from its owner within the meaning of Treasury Regulation §301.7701-2(c)(2).

        3.9    Employee Benefit Plans.

          (a)   Section 3.9(a) of the Parent Disclosure Letter sets forth a complete list of (1) all "employee benefit plans," as defined in Section 3(3) of the ERISA, (2) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds or arrangements of any kind, and (3) all other material employee benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, stockholders, consultants, or independent contractors of Parent or any of its Subsidiaries that are sponsored or maintained by Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries is required to make payments, transfers, or contributions (all of the above being collectively referred to as "Parent Employee Benefit Plans"). Neither Parent nor any of its Subsidiaries have any liability with respect to any plan of the type described in the preceding sentence other than the Parent Employee Benefit Plans.

          (b)   True and complete copies of the following materials with respect to each Parent Employee Benefit Plan have been made available to the Company, as applicable: (1) the current plan document or, in the case of an unwritten Parent Employee Benefit Plan, a written description thereof, (2) the current determination letter or opinion letter from the IRS, (3) the current summary plan description and all summaries of material modifications thereto and the past three annual reports and associated summary annual reports, (4) the current trust agreement, insurance contracts and other documents relating to the funding or payment of benefits under such Parent Employee Benefit Plan, and (5) any other documents, forms or other instruments reasonably requested by Parent.

          (c)   Each Parent Employee Benefit Plan has been maintained, operated and administered in compliance, in all material respects, with its terms and any related documents or agreements and in compliance, in all material respects, with all Laws. There have been no prohibited transactions or breaches of any of the duties imposed by ERISA on "fiduciaries" (within the meaning of Section 3(21) of ERISA) with respect to the Parent Employee Benefit Plans that would result in any material liability or excise tax under ERISA or the Code being imposed on Parent.

          (d)   Each Parent Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has heretofore been determined by the IRS to be so qualified, and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.

          (e)   Neither Parent nor any of its Subsidiaries currently has or has had an obligation to contribute to a "defined benefit plan" as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a "multiemployer plan" as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a "multiple employer plan" within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

          (f)    With respect to each group health plan benefiting any current or former employee of Parent or any of its Subsidiaries that is subject to Section 4980B of the Code, Parent and each of its Subsidiaries has complied, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

          (g)   No Parent Employee Benefit Plan is or at any time was funded through a "welfare benefit fund" as defined in Section 419(e) of the Code, and no benefits under any Parent Employee Benefit Plan are or at any time have been provided through a voluntary employees' beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

          (h)   Except as set forth in Section 3.9(h) of the Parent Disclosure Letter, all contributions, transfers and payments in respect of any Parent Employee Benefit Plan maintained in the United States or otherwise subject to the Code, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code. All Parent Options identified as "incentive stock options" are intended to qualify as incentive stock options under Section 422 of the Code.

          (i)    There is no pending or threatened Action in or by any court or Governmental Authority with respect to any Parent Employee Benefit Plan (other than routine claims for benefits), nor is there any basis for one to the knowledge of Parent.

          (j)    All (1) insurance premiums required to be paid with respect to, (2) benefits, expenses, and other amounts due and payable under, and (3) contributions, transfers, or payments required to be made to, any Parent Employee Benefit Plan prior to the Closing Date shall have been paid, made or accrued on or before the Closing Date.

          (k)   Except as set forth in Section 3.9(k) of the Parent Disclosure Letter, no Parent Employee Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (1) coverage mandated by Law or (2) death or retirement benefits under any Parent Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

          (l)    With respect to any insurance policy providing funding for benefits under any Parent Employee Benefit Plan, (1) there is no liability of Parent or any of its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such material liability if such insurance policy was terminated at or after the

  Closing Date, and (2) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of Parent, no such proceedings with respect to any such insurance company are imminent.

          (m)  Except as set forth in Section 3.9(m) of the Parent Disclosure Letter, Parent and each of its Subsidiaries has reserved all rights necessary to amend or terminate each of the Parent Employee Benefit Plans without the consent of any other Person.

          (n)   All contributions required to be paid with respect to workers' compensation arrangements of Parent and each of its Subsidiaries have been made or accrued as a liability in the Parent Financials.

          (o)   Neither Parent nor any of its Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Parent or any of its Subsidiaries, other than the Parent Employee Benefit Plans, or to make any amendments to any of the Parent Employee Benefit Plans except any amendment that is required by Law.

          (p)   No Parent Employee Benefit Plan provides benefits to any individual who is not either a current or former employee of Parent or any of its Subsidiaries, or the dependents or other beneficiaries of any such current or former employee.

          (q)   There is no trade or business (whether or not incorporated) (1) under common control within the meaning of Section 4001(b)(1) of ERISA with Parent or any of its Subsidiaries or (2) which together with Parent or any of its Subsidiaries is treated as a single employer under Section 414(t) of the Code.

          (r)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, alone or in connection with any other event (including the termination of employment or service with Parent or any of its Subsidiaries following the Merger), (1) result in any payment (including severance, unemployment compensation or golden parachute) becoming due under any Parent Employee Benefit Plan, (2) increase any benefits (including severance, deferred compensation and equity benefits) otherwise payable under any Parent Employee Benefit Plan, (3) result in the acceleration of the time of payment or vesting of any such benefits to any extent, or (4) result in the forgiveness in whole or in part of any outstanding loans made by Parent or any of its Subsidiaries to any Person. No amount that would be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any employee, officer or director of Parent or any of its Affiliates who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Parent Employee Benefit Plan currently in effect would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

          (s)   Each Parent Stock Plan is in operational and documentary compliance with Section 409A of the Code, to the extent required by Section 409A of the Code and the regulations and guidance promulgated thereunder.

        3.10    Employee Matters.

          (a)   Neither Parent nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security or other benefits or obligations for employees (other than in accordance with Law or routine payments to be made in the ordinary course of business). There are no claims pending against Parent and/or any of its Subsidiaries under any workers' compensation plan or policy, for unemployment compensation benefits or for long term disability.

  No person currently or previously employed by Parent or any of its Subsidiaries or subcontracted by any of them has been involved in an accident in the course of such employment or subcontracting that would have caused other than minor injury nor has any such person been exposed to occupational health hazards in Parent's or any of its Subsidiaries' service. There have been no claims (settled or unsettled) for injury or occupational health hazard against Parent by any employee or subcontractor.

          (b)   No liability has been incurred by Parent or any of its Subsidiaries for breach of employment Contracts or Contracts for personal services with independent contractors to which Parent or any of its Subsidiaries is a party nor has any liability been incurred under Law or otherwise for severance, unemployment compensation, golden parachute, bonus or otherwise accruing from the termination of any employment Contracts and consulting Contracts. No claims have been made for discrimination, sexual or other harassment nor are any such claims threatened or pending nor, to the knowledge of Parent, are there any facts or circumstances which may give rise to such a claim being made.

          (c)   Section 3.10(c) of the Parent Disclosure Letter sets forth a true, correct and complete list of all severance Contracts, employment Contracts and Contracts for personal services with independent contractors to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, copies of which have been made available to the Company. Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union contract, no collective bargaining agreement is being negotiated by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has any duty to bargain with any labor organization. To the knowledge of Parent there have never been any activities or proceedings of any labor union to organize employees of Parent or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened that would reasonably be expected to interfere with the business activities of Parent or any of its Subsidiaries.

          (d)   As of the date hereof, no employee of Parent or any of its Subsidiaries has given written notice to Parent or any of its Subsidiaries of such employee's termination of employment with Parent or a Subsidiary of Parent. The employment of each of the employees of Parent or any of its Subsidiaries is "at will," and neither Parent nor any of its Subsidiaries has any obligation to provide any particular form or period of notice before terminating the employment of any of their respective employees, except as may be required under Law.

          (e)   There are no material written personnel manuals, handbooks, policies, rules or procedures currently in effect applicable to any employee of Parent or any of its Subsidiaries, other than those set forth in Section 3.10(d) of the Parent Disclosure Letter, true and complete copies of which have heretofore been provided to the Company.

          (f)    Neither Parent nor any of its Subsidiaries has any accrued unpaid Liabilities relating to their respective employees, directors or officers other than for (1) salaries and fringe benefits since the last payroll period, (2) accrued but unused holiday and related payments, and (3) accrued but unpaid bonuses, all of which are identified in Section 3.10(e) of the Parent Disclosure Letter.

          (g)   Parent and each of its Subsidiaries has complied in all material respects with all Laws in respect of employment and employment practices (including those related to safety), terms and conditions of employment, wages and hours and nondiscrimination in employment. Neither the Company nor any of its Subsidiaries has or is engaged in any unfair labor practice. Parent has not and is not engaged in any unfair labor practice.

          (h)   As of the date hereof, Section 3.10(h) of the Parent Disclosure Letter sets forth a summary of certain information with respect to each employment contract between Parent and its "experts", which summary is accurate in all material respects.

        3.11    Related Party Transactions.    Except as set forth in the Parent SEC Documents or by virtue of the Merger or the Investment, no event has occurred that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

        3.12    Insurance.    Parent and its Subsidiaries are presently insured against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Parent and its Subsidiaries provide adequate coverage against loss.

        3.13    Compliance with Laws; Certain Business Practices.

          (a)   Parent and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received, nor to the knowledge of Parent is there any Basis for, any notices of material violation with respect to, any Laws or Permits with respect to the conduct of its business, or the ownership or operation of its business. Parent and each of its Subsidiaries owns or possesses all material Permits that are necessary to conduct its business as presently conducted.

          (b)   None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on behalf of any such Person have, with respect to the business of Parent or any of its Subsidiaries, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (2) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Authorities.

          (c)   Neither Parent nor any of its Subsidiaries has applied for or received, is not and shall not be entitled to and is not and shall not be the beneficiary of any grant, subsidy or financial assistance from any Governmental Authority.

        3.14    Parent Indebtedness.    Section 3.14 of the Parent Disclosure Letter contains a true, correct and complete list of each of the individual components of all of the outstanding Parent Indebtedness as of the date hereof (indicating the amount and the Person to whom such Parent Indebtedness is owed).

        3.15    Brokers and Finders.    Except for the fees payable to William Blair & Company, L.L.C., Parent has not incurred, nor shall it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.16    Clients.    Section 3.16 of the Parent Disclosure Letter contains a true and accurate list of the twenty (20) largest clients of Parent and its Subsidiaries, taken as a whole, based on amounts invoiced for the first six (6) months of 2009.

        3.17    Listed Contracts.    As of the date hereof, except for Contracts listed in Section 3.17(i) of the Parent Disclosure Letter, Parent and its Subsidiaries are not a party to or bound by any material Contract (each, together with each Contract required to be disclosed on the Parent Disclosure Letter pursuant to any of the representations and warranties in this Article 3, a "Parent Listed Contract"), including the following Contracts (whether or not material):

          (a)   any distributor, sales, reseller, advertising, agency, original equipment manufacturer, sales representative, joint marketing, joint development or joint venture Contract;

          (b)   any continuing Contract for the purchase of materials, supplies, equipment or services that involves the payment by Parent or any of its Subsidiaries of more than $200,000 over the life of the Contract;

          (c)   any Contract pursuant to which Parent or any of its Subsidiaries is obligated to provide services at a price fixed before performance of such services (but excluding warranty and maintenance Contracts);

          (d)   any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

          (e)   any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any other Person;

          (f)    any Contract for any capital expenditure in excess of $150,000 individually or $500,000 in the aggregate;

          (g)   any Contract in accordance with which Parent or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property and involving in the case of any such Contract more than $50,000 over the life of the Contract;

          (h)   any Contract in accordance with which Parent or any of its Subsidiaries is a lessor or lessee of any real property;

          (i)    any Contract providing rights to or that are based upon any Parent or any of its Subsidiaries' Intellectual Property, including Customer License Agreements, and (2) any Contract providing for the development of any Software, content (including textual content and visual, photographic or graphics content), technology or Intellectual Property for Parent or any of its Subsidiaries, or providing for the purchase by or license to (or for the benefit or use of) Parent or any of its Subsidiaries of any Software, technology or Intellectual Property, which Software, content, technology or Intellectual Property is used or incorporated (or is contemplated by it to be used or incorporated) in connection with any aspect or element of any material product, service or technology of Parent or any of its Subsidiaries or sold by Parent or any of its Subsidiaries;

          (j)    any Contract providing rights to, or based upon, any Parent Intellectual Property (other than licenses for Third Party Software);

          (k)   any Contract in which any Person has an interest under circumstances that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC;

          (l)    any Contract relating to the disposition or acquisition of material assets or any material interest in any business enterprise, except for the sale of products or services in the ordinary course of business;

          (m)  any Contract with any Governmental Authority, other than any Contract with any client;

          (n)   any Contract with ongoing obligations relating to settlement of any Action; or

          (o)   any Contract that results in any Person (other than officers, directors or employees) holding a power of attorney from Parent.

A true and complete copy of each Parent Listed Contract has been made available to the Company's legal counsel. All Parent Listed Contracts are in executed written form, and Parent and its applicable Subsidiaries have performed in all material respects all of the material obligations required to be performed by it and is entitled to all benefits under, and Parent and its applicable Subsidiaries are not in default of any material provision in respect of, any Parent Listed Contract. Each of the Parent Listed Contracts is a valid and binding agreement of Parent and its applicable Subsidiaries and, to the knowledge of Parent, the other parties thereto, and there exists no material default or event of default or event, occurrence, condition or act, which would reasonably be expected to result in the Final Surviving Entity, or the applicable Subsidiary of Parent, not enjoying in all material respects all material economic benefits that Parent, or the applicable Subsidiary of Parent, enjoyed before the Closing and to which it is entitled post-Closing under any Parent Listed Contract.

        3.18    Property.

          (a)   Neither Parent nor any of its Subsidiaries owns or has ever owned any real property.

          (b)   Section 3.18(b) of the Parent Disclosure Letter contains a true and complete list of all real property leased or subleased (whether as tenant or subtenant) by Parent or any Subsidiary of Parent (including the improvements thereon, the "Parent Leased Real Property").

          (c)   Parent or one of its Subsidiaries has valid leasehold interests in all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, and such properties and assets have been maintained in accordance with the ordinary course of business save for normal tear and wear, except (1) as reflected in the Parent Balance Sheet, (2) liens for Taxes not yet due and payable, and (3) such imperfections of title and Encumbrances that do not detract materially from the value or interfere materially with the present use of the property subject thereto or affected thereby. Parent or one of its Subsidiaries has exclusive possession of each Parent Leased Real Property, other than any occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

          (d)   Each lease for the Parent Leased Real Property is in full force and effect and is valid and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at Law), and there is no material default under any lease for the Parent Leased Property either by Parent or its Subsidiaries or, to Parent's knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by Parent or its Subsidiaries thereunder.

          (e)   The assets and properties owned, leased or licensed by Parent, Merger Sub and each of their respective Subsidiaries are in good condition and repair in all material respects (subject to normal wear and tear) and constitute all of the material properties necessary to conduct its business as currently conducted

        3.19    Disclosure.    None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or the Information Statement shall, at the time that the Proxy Statement is mailed to the Parent Stockholders, at the time of the Parent Stockholders' Meeting, at the time the Information Statement is distributed to the Company Stockholders or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

        3.20    Vote Required.    The affirmative vote of Parent Stockholders holding a majority of the voting power of the Parent Common Stock issued and outstanding on the record date set for Parent Stockholders' Meeting, or any consent solicitation conducted in lieu thereof, is the only vote (or consent) required of the Parent Stockholders to approve the Parent Proposals under the DGCL, Parent's Certificate of Incorporation, Parent's Bylaws and any Contract to which Parent is a party (the "Parent Required Vote").

        3.21    Board Approval.    Parent's Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) at a meeting duly called and held, has (a) approved this Agreement, the Stock Purchase Agreement and the Transactions, and (b) determined that this Agreement and the terms and conditions of the Transactions are advisable and in the best interests of the Parent Stockholders.

        3.22    Fairness Opinion.    Parent's Board of Directors has received an opinion of William Blair & Company, L.L.C., financial advisor to Parent, dated as of August 17, 2009, that, as of the date of its opinion, the consideration to be paid by Parent in the Merger for the Company Capital Stock is fair, from a financial point of view, to Parent.

        3.23    Earn-Out Payments.    Section 3.23 of the Parent Disclosure Letter sets forth all earn-out payments to be made or received by Parent.

        3.24    Representations Complete.    None of the representations or warranties made by Parent in this Agreement, as modified by the Parent Disclosure Letter, any exhibit or schedule to this Agreement or any other document required to be delivered to Parent in accordance with any provision of Article 5 of this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

        3.25    Other Representations and Warranties.    Except for the representations and warranties contained in this Article 3 (as modified by the Parent Disclosure Letter) or in any exhibit or schedule hereto or any document required to be delivered to the Company in accordance with any provision of Article 5 of this Agreement, neither Parent, any of its Subsidiaries nor any other Person makes any other express or implied representation or warranty with respect to Parent, its Subsidiaries or the Transactions, and Parent disclaims any other representations or warranties, whether made by Parent, any of its Subsidiaries or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article 3 (as modified by the Parent Disclosure Letter) or in any exhibit or schedule hereto or any document required to be delivered to the Company in accordance with any provision of Article 5 of this Agreement, Parent hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any director, officer, employee, agent, consultant, or any other representatives of Parent or any of their respective Affiliates.

ARTICLE 4
COVENANTS AND OTHER AGREEMENTS

        4.1    Conduct of Business of the Company and its Subsidiaries.    Except to the extent expressly provided otherwise in this Agreement, as set forth in Section 4.1 of the Company Disclosure Letter or as consented to in writing by Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time:

          (a)   The Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in substantially the same manner as heretofore conducted, including using commercially reasonable efforts to manage working capital and maintain collections (as a proportion of accounts receivable) and disbursements at historic levels (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Parent);

          (b)   The Company shall, and shall cause each of its Subsidiaries to, (1) pay all of its debts and material Taxes when due, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established, (2) pay or perform its other obligations when due, and (3) use commercially reasonable efforts to (A) preserve intact its present business organizations, (B) keep available the services of its present officers and key employees, and (C) preserve its relationships with clients and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing Date;

          (c)   The Company shall promptly notify Parent of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to have a Material Adverse Effect on the Company or which is reasonably likely to cause any of the conditions in Article 5 not to be satisfied, provided, however, that none of any such notices shall be deemed to have amended any section of the Company Disclosure Letter or modified any representation or warranty for the purposes of (a) determining the satisfaction of the conditions set forth in Article 5 or (b) limiting any rights under Article 7; provided, further, that the failure to comply with the foregoing provisions of this Section 4.1(c), in and of itself, shall be ignored for determining whether any of the conditions in Article 5 have not been satisfied and shall not be considered in determining the amount of any Losses under Article 7; and

          (d)   The Company shall, and shall cause each of its Subsidiaries to, assure that each of the Contracts entered into on or after the date hereof by it shall not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Transactions.

        4.2    Restrictions on Conduct of Business of the Company and its Subsidiaries.    Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to (except to the extent expressly provided otherwise herein, as set forth in Section 4.2 of the Company Disclosure Letter, as expressly consented to in writing by Parent or as required by applicable Law (in which case the Company shall notify Parent before taking any such action)):

          (a)   Cause or permit any amendments to its organizational documents;

          (b)   Other than pursuant to the terms of the Redeemable Preferred Stock, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its issued capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock except (i) from former employees, non-employee directors and consultants in accordance with agreements existing at the date hereof providing for the repurchase of shares in connection with any termination of service, or (ii) for repurchases, redemptions or acquisitions with respect to which the aggregate consideration paid is equal to or less than $100,000;

          (c)   Except as expressly contemplated by this Agreement, accelerate, amend or change the period of exercisability or vesting of Company Options or rights granted under the Company Stock Plan or the vesting of the securities purchased or purchasable under such options or rights, amend or change any other terms, including the exercise price or base value, of such options or rights or authorize cash payments in exchange for any such options or rights or the securities purchased or purchasable under those options or rights or waive or amend the right of repurchase applicable to any issued shares in the capital of the Company;

          (d)   Enter into any Contract that if entered into before the date hereof would be a Company Listed Contract described in any subsection of Section 2.17, or violate, amend, terminate or otherwise modify or waive any of the terms of any Company Listed Contract; or change in any material respect the course of performance or payments thereunder;

          (e)   Terminate any Contract with any client, where such termination would reasonably be expected to trigger any payment by the Company to such client pursuant to the express terms of such Contract or under Law;

          (f)    Issue or grant any securities or agree to issue or grant any securities (including the issuance or grant of any awards under the Company Stock Plan or any other compensatory grants), in each case other than the issuance of Company Common Stock pursuant to the exercise of Company Options issued and outstanding as of the date hereof;

          (g)   Make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business;

          (h)   Transfer or license to any Person any rights to any Company Intellectual Property (other than in the ordinary course of business in connection with the license or sale of any of the Company's products or services to clients);

          (i)    Sell, lease, license or otherwise dispose of or create, extend, grant or issue any Encumbrance over any of its properties or assets;

          (j)    Pay, discharge or satisfy, in an amount in excess of $100,000 in the aggregate, any Liability (other than in the ordinary course of business and not in violation of this Agreement), other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Financial Statements, including Company Indebtedness and upon prior notice to Parent, or as set forth in Section 4.2(j) of the Company Disclosure Letter;

          (k)   Other than in the ordinary course of business, make any material capital expenditures or material commitments, material capital additions or material capital improvements or enter into any material capital leases;

          (l)    Materially reduce the amount of any insurance coverage provided by existing insurance policies;

          (m)  Terminate or waive any right or claim of substantial value;

          (n)   Commence an Action other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent before the filing of such Action, or (3) to enforce this Agreement or any Related Agreement;

          (o)   Acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

          (p)   Adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

          (q)   Make any change in accounting or Tax principles, practices or policies from those utilized in the preparation of the Company Financial Statements; other than in the ordinary course of business, make any write-off or write-down of or made any determination to write-off or write-down any of its assets and properties; or make any material change in its general pricing practices or policies or any material change in its credit or allowance practices or policies;

          (r)   Change any election in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (s)   (i) Increase the salary, wages or other compensation payable or to become payable to or the fringe benefits of its directors, officers or employees by an amount for any individual in excess of $250,000 individually or $1,000,000 in the aggregate; (ii) enter into or amend any employment, change in control, consulting or severance agreement with, or establish, adopt, enter into or amend any employee benefit plan, incentive plan, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, change in control, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee of the Company, or (iii) pay any discretionary bonuses to its directors, officers or employees in excess of $250,000 individually or $1,000,000 in the aggregate; except, in each case, (A) as may be required by the terms of any such plan, agreement, policy or arrangement existing on the date hereof and disclosed in Section 4.2(s) of the Company Disclosure Letter, (B) as required to comply with applicable Law, or (C) with respect to employment agreements or arrangements with any newly-hired individual in the ordinary course of business pursuant to which less than $250,000 per annum will be paid in compensation (including any signing bonuses);

          (t)    Settle or compromise any pending or threatened suit, action or claim arising out of or in connection with any of the Transactions for an amount in excess of $1,000,000;

          (u)   Terminate or hire any employees, or encourage any such employees to resign from the Company, or promote any such employees or change the employment status or titles of any such employee, other than in the ordinary course of business consistent with past practice, or for new hires with compensation (including any signing bonus) less than $250,000 per annum; and the Company will consult with Parent prior to taking any such actions taken in the ordinary course consistent with past practice; or

          (v)   Take or agree in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 4.2.

        4.3    Conduct of Business of Parent and its Subsidiaries.    Except to the extent expressly provided otherwise in this Agreement, as set forth in Section 4.3 of the Parent Disclosure Letter or as consented to in writing by the Company, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time:

          (a)   Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in substantially the same manner as heretofore conducted, including using commercially reasonable efforts to manage working capital and maintain collections (as a proportion of accounts receivable) and disbursements at historic levels (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by the Company);

          (b)   Parent shall, and shall cause each of its Subsidiaries to, (1) pay all of its debts and material Taxes when due, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established, (2) pay or perform its other obligations when due, and (3) use commercially reasonable efforts to (A) preserve intact its present business organizations, (B) keep available the services of its present officers and key employees, and (C) preserve its relationships with clients and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing Date;

          (c)   Parent shall promptly notify the Company of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to have a Material Adverse Effect on Parent or which is reasonably likely to cause any of the conditions in Article 5 not to be satisfied; provided, however, that none of any such notices shall be deemed to have amended any section of the Parent Disclosure Letter or modified any representation or warranty for the purposes of (a) determining the satisfaction of the conditions set forth in Article 5 or (b) limiting any rights under Article 7; provided, further, that the failure to comply with the foregoing provisions of this Section 4.3(c), in and of itself, shall be ignored for determining whether any of the conditions in Article 5 have not been satisfied and shall not be considered in determining the amount of any Losses under Article 7; and

          (d)   Parent shall, and shall cause each of its Subsidiaries to, assure that each of the Contracts entered into on or after the date hereof by it shall not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Transactions.

          (e)   Promptly following the date hereof, Parent shall review each Parent Employee Benefit Plan and the contracts between Parent and any "service provider" (as such term is defined in Section 409A of the Code) to determine whether such Parent Employee Benefit Plans and contracts are in operational and documentary compliance with Section 409A of the Code, to the extent required by Section 409A of the Code and the regulations and guidance promulgated thereunder. Parent shall consult with the Company about, and keep the Company reasonably apprised of, the status of such review, and will cooperate in good faith with the Company with respect to any efforts that may be necessary to ensure compliance of such Parent Employee Benefit Plans and contracts with Section 409A of the Code.

        4.4    Restrictions on Conduct of Business of Parent and its Subsidiaries.    Without limiting the generality or effect of the provisions of Section 4.3, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent shall not, and shall cause each of its Subsidiaries not to (except to the extent expressly provided otherwise herein, as set forth in Section 4.4 of the Parent Disclosure Letter, as expressly consented to in writing by the Company or as required by applicable Law (in which case Parent shall notify the Company before taking such action)):

          (a)   Cause or permit any amendments to its organizational documents, other than (i) the Parent Charter Amendment and (ii) the filing of a Certificate of Designations to set forth the designations, powers, preferences and rights of the Parent Preferred Stock;

          (b)   Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its issued capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock except (i) from former employees, non-employee directors and consultants in accordance with agreements existing at the date hereof providing for the repurchase of shares in connection with any termination of service or (ii) for repurchases, redemptions or acquisitions with respect to which the aggregate consideration paid is equal to or less than $100,000;

          (c)   Except as expressly contemplated by this Agreement, accelerate, amend or change the period of exercisability or vesting of Parent Options or rights granted under the Parent Stock Plans or the vesting of the securities purchased or purchasable under such options or rights, amend or change any other terms, including the exercise price or base value, of such options or rights or authorize cash payments in exchange for any such options or rights or the securities purchased or purchasable under those options or rights or waive or amend the right of repurchase applicable to any issued shares in the capital of Parent;

          (d)   Enter into any Contract that if entered into before the date hereof would be a Parent Listed Contract, or violate, amend, terminate or otherwise modify or waive any of the terms of any Parent Listed Contract; or change in any material respect the course of performance or payments thereunder;

          (e)   Terminate any Contract with any client, where such termination would reasonably be expected to trigger any payment by Parent to such client pursuant to the express terms of such Contract or under Law;

          (f)    Issue or grant any securities or agree to issue or grant any securities (including the issuance or grant of any awards under the Parent Stock Plans or any other compensatory grants), in each case other than the issuance of Parent Common Stock pursuant to the exercise of Parent Options issued and outstanding as of the date hereof;

          (g)   Except as set forth on Section 4.4(g) of the Parent Disclosure Letter (pursuant to which such loans may be forgiven based on the current forgiveness schedule and not accelerated), make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business;

          (h)   Transfer or license to any Person any rights to any Parent Intellectual Property (other than in the ordinary course of business in connection with the license or sale of any of Parent's products or services to clients);

          (i)    Sell, lease, license or otherwise dispose of or create, extend, grant or issue any Encumbrance over any of its properties or assets;

          (j)    Pay, discharge or satisfy, in an amount in excess of $100,000 in the aggregate, any Liability (other than in the ordinary course of business and not in violation of this Agreement), other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Parent Financials, including Parent Indebtedness and upon prior notice to the Company;

          (k)   Other than in the ordinary course of business, make any material capital expenditures or material commitments, material capital additions or material capital improvements or enter into any material capital leases;

          (l)    Materially reduce the amount of any insurance coverage provided by existing insurance policies;

          (m)  Terminate or waive any right or claim of substantial value;

          (n)   Commence an Action other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent before the filing of such Action, or (3) to enforce this Agreement or any Related Agreement;

          (o)   Acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

          (p)   Adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

          (q)   Make any change in accounting or Tax principles, practices or policies from those utilized in the preparation of the Parent Financial Statements; other than in the ordinary course of business, make any write-off or write-down of or made any determination to write-off or write-down any of its assets and properties; or make any material change in its general pricing practices or policies or any material change in its credit or allowance practices or policies;

          (r)   Change any election in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (s)   (i) Increase the salary, wages or other compensation payable or to become payable to or the fringe benefits of its directors, officers or employees by an amount for any individual in excess of $250,000 individually or $1,000,000 in the aggregate; (ii) enter into or amend any employment, change in control, consulting or severance agreement with, or establish, adopt, enter into or amend any employee benefit plan, incentive plan, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, change in control, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee of Parent, or (iii) pay any discretionary bonuses to its directors, officers or employees in excess of $250,000 individually or $1,000,000 in the aggregate; except, in each case, (A) as may be required by the terms of any such plan, agreement, policy or arrangement existing on the date hereof and disclosed in Section 4.4(s) of the Parent Disclosure Letter, (B) as required to comply with applicable Law, or (C) with respect to employment agreements or arrangements with any newly-hired individual in the ordinary course of business pursuant to which less than $250,000 per annum will be paid in compensation (including any signing bonuses);

          (t)    Settle or compromise any pending or threatened suit, action or claim arising out of or in connection with any of the Transactions for an amount in excess of $1,000,000;

          (u)   Terminate or hire any employees, or encourage any such employees to resign from Parent, or promote any such employees or change the employment status or titles of any such employee, other than in the ordinary course of business consistent with past practice, or for new hires with compensation (including any signing bonus) less than $250,000 per annum; and Parent will consult with the Company prior to taking any such actions taken in the ordinary course consistent with past practice; or

          (v)   Take or agree in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 4.4.

        4.5    Securities Laws Matters.

          (a)   As promptly as practicable after execution of this Agreement, Parent and the Company shall cooperate with each other regarding, and Parent shall prepare and shall file with the SEC, the proxy statement (as amended or supplemented, the "Proxy Statement"), to be sent to the Parent Stockholders in connection with the Parent Stockholders' Meeting. In addition, Parent and the Company shall cooperate to (i) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings, (ii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by law, (iii) use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC and Parent will thereafter mail to its stockholders, as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Parent Stockholder Meeting, and (iv) to the extent required by applicable law, as promptly as reasonably practicable, prepare, file and distribute to the stockholders of Parent any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Parent Stockholder Meeting.

          (b)   Without limiting the generality of the foregoing, each of Parent and the Company shall provide promptly to the other party such information concerning its business and financial statements and affairs as (i) in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement or in any amendments or supplements thereto, or (ii) such other party may reasonably request, and to cause its counsel, auditors and other representatives to cooperate fully with the other's counsel, auditors and other representatives in the preparation of the Proxy Statement.

          (c)   Parent shall use commercially reasonable efforts to cause the Proxy Statement to comply in all material respects with all applicable requirements of federal and state securities Laws.

          (d)   Each of Parent and the Company shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Proxy Statement or any other filing or for additional information and shall provide the other with copies of all orders with respect to the Proxy Statement and all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other Governmental Authority, on the other hand, with respect to the Proxy Statement or other filing. Parent and the Company and each of their advisors shall cooperate in preparing any amendment to the Proxy Statement and in responding to any comments for the SEC.

          (e)   The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in writing if at any time prior to the Effective Time the Company or Parent, as the case may be, shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Proxy Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law, and the Company and Parent shall cooperate in delivering any such amendment or supplement to all the holders of the Parent Common Stock and/or filing any such amendment or supplement with the SEC or its staff and/or any other government officials.

          (f)    As soon as practicable after the date hereof, each of Parent and the Company shall make all other filings required to be made by it with respect to the Merger and the Transactions under the Securities Act, the Exchange Act and applicable Blue Sky Laws and the rules and regulations thereunder.

        4.6    Company Stockholder Approval.

          (a)   Immediately following the execution of this Agreement by the parties, the Company shall cause this Agreement to be adopted and the Merger to be approved by Company Stockholders representing the Company Required Vote, and any redemption rights in connection with the Merger with respect to the Redeemable Preferred Stock to be waived by the holders of a majority of the outstanding shares of Redeemable Preferred Stock, by and through the execution of the Company Stockholders Written Consent. The Company Stockholders Written Consent shall be delivered by the Company Stockholders to the Secretary of the Company on the date hereof, and a copy of the Company Stockholders Written Consent shall be delivered by the Company to Parent on the date hereof.

          (b)   The Company shall prepare an information statement in form and substance reasonably satisfactory to Parent, which shall provide notice and include a description of the approval (or in the case of the Company's stockholders, the adoption) of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement by the Company's Board of Directors and the Company's stockholders and a description of the Company stockholders' appraisal rights in regard to the First Step Merger under the DGCL (the "Information Statement"). The Company shall: (a) cause the Information Statement to comply with applicable legal requirements; (b) provide Parent with a reasonable opportunity to review and comment on the Information Statement before it is mailed to the Company's stockholders consider in good faith any changes reasonably proposed by Parent; and (c) cause the Information Statement to be mailed to the Company's stockholders of record as of the date of this Agreement as promptly as practicable following the date of the mailing of the Proxy Statement to the Parent Stockholders (and in any event within ten days after the date of the mailing of the Proxy Statement to the Parent Stockholders). Parent shall cooperate with the Company in the preparation of the Information Statement and shall provide all information reasonably required to be provided by it for inclusion in the Information Statement.

          (c)   The Information Statement shall include (i) a statement to the effect that the Board of Directors of the Company recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger (such recommendation being referred to as the "Company Board Recommendation") and (ii) a statement to the effect that the Board of Directors of the Company has determined that the Merger is fair to the Company's stockholders.

        4.7    Parent Stockholder Approval.

          (a)   Promptly after the date hereof, Parent shall take all action necessary in accordance with the DGCL and Parent's organizational documents to call, give notice of and hold a meeting of the Parent Stockholders (the "Parent Stockholders' Meeting") to consider, without limitation, (i) the adoption of this Agreement and the approval of the Merger, (ii) the approval of the Investment, (ii) the approval of an amendment and restatement of Parent's Certificate of Incorporation in the form set forth on Exhibit H hereto (such amendment and restatement, the "Parent Charter Amendment"), and (iii) the election of the individuals listed in Section 5.1(f) as directors of Parent (all of the foregoing proposals, the "Parent Proposals"). The Parent Stockholders' Meeting shall be held on a date selected by Parent in consultation with the Company as promptly as practicable after the Proxy Statement is cleared by the staff of the SEC, but in any event, absent any legal restraint or as otherwise agreed by the Company, within 45 days following the mailing of the Proxy Statement to the Parent Stockholders. Parent shall use its reasonable best efforts to solicit the approval of the foregoing Parent Proposals and to take all other action necessary or advisable to secure the vote or consent of the Parent Stockholders required by the rules of the SEC, the Nasdaq Stock Market or Delaware law, as applicable. Except to the extent required by Law or with the Company's prior written consent, Parent shall not (i) change the date specified in the Proxy Statement for the Parent Stockholders' Meeting or (ii) postpone or delay the Parent Stockholders' Meeting, except (x) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required by applicable Law is provided to the Parent Stockholders of the Company sufficiently in advance of the Parent Stockholders' Meeting or (y) if there are an insufficient number of shares of Parent Common Stock represented in person or by proxy at the Parent Stockholders' Meeting to constitute a quorum or to approve the Parent Proposals, in which case Parent may, and, at the Company's request, shall, adjourn the Parent Stockholders' Meeting and use its reasonable best efforts to obtain a quorum and the requisite vote to approve the Parent Proposals as promptly as practicable. The Parent Proposals shall be the only matters (other than adjournment as contemplated by the preceding sentence) that Parent will propose to be acted on by the Parent Stockholders at the Parent Stockholders' Meeting.

          (b)   Subject to Section 4.8, the Proxy Statement shall include (i) a statement to the effect that Parent's Board of Directors recommends that the Parent Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger (such recommendation being referred to as the "Parent Board Recommendation"), (ii) a statement to the effect that Parent's Board of Directors has determined that the Merger is fair to Parent's stockholders, and (iii) a statement to the effect that Parent's Board of Directors recommends that the Parent Stockholders vote in favor of all other Parent Proposals.

          (c)   Immediately following the execution of this Agreement by the parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with applicable Law, by written consent.

        4.8    No Solicitation.

          (a)   From the date hereof until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall not authorize any of the Company Representatives to, directly or indirectly: (1) solicit, initiate, facilitate or knowingly encourage any inquiry, proposal or offer from any Person (other than Parent or the Merger Subs) in respect of, or that reasonably may be expected to lead to, a Company Alternative Transaction (a "Company Alternative Transaction Proposal"); (2) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, or otherwise cooperate with, any Person (other than Parent or the Merger Subs) in respect of, or that reasonably may be expected to lead to, a Company Alternative Transaction Proposal; or (3) accept any Company Alternative Transaction Proposal. Upon execution of this Agreement, the Company shall, and shall cause the Company Representatives to, immediately cease and cause to be terminated any existing discussions they have had with any Person (other than Parent or the Merger Subs) that are in respect of a Company Alternative Transaction. The Company shall promptly (and in no event later than 24 hours after receipt thereof) notify Parent, orally and in writing, of the receipt of any Company Alternative Transaction Proposal, or any request for information from a Person in respect of a Company Alternative Transaction (including the identity of the Person making or submitting such Company Alternative Transaction Proposal or request, and the material terms thereof (including a copy of any written proposal, offer or request)). Except to the extent the Company is precluded from doing so pursuant to any such written nondisclosure or confidentiality agreement entered into before the date of this Agreement, the Company shall keep Parent informed on a reasonably current basis (and, in any event, within 24 hours) of the status and details of any material modifications to any such Company Alternative Transaction Proposal or request. Company shall not, and shall cause each of its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits it from providing such information to the Parent. Without the prior written consent of the Parent, Company will not release any Person from any standstill agreement or similar obligation to Company or any Company Subsidiary unless (x) the Company's Board of Directors determines in good faith, following consultation with its counsel, that failing to take such action would be a breach of the fiduciary duties of the Company's Board of Directors under applicable Law, and (y) prior to taking such action, Company notifies Parent of its intent to do so. The Company's Board of Directors shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Alternative Transaction Proposal or (iii) enter into any agreement with respect to any Company Alternative Transaction Proposal.

          (b)   From the date hereof until the earlier of the termination of this Agreement or the Effective Time, Parent shall not, and shall not authorize any of the Parent Representatives to, directly or indirectly: (1) solicit, initiate, facilitate or knowingly encourage any inquiry, proposal or offer from any Person (other than the Company or the Principal Company Stockholder) in respect of, or that reasonably may be expected to lead to, a Parent Alternative Transaction (a "Parent Alternative Transaction Proposal"); (2) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, or otherwise cooperate with, any Person (other than the Company or the Principal Company Stockholder) in respect of, or that reasonably may be expected to lead to, a Parent Alternative Transaction Proposal; or (3) accept any Parent Alternative Transaction Proposal; provided, however, that Parent and Parent Representatives may, at any time prior to receipt of the Parent Stockholder Approval, in response to any bona fide written Parent Alternative Transaction Proposal that was not solicited by Parent or a Parent Representative and that did not otherwise result from a breach of this Section 4.8, (x) make such inquiries as may be necessary to inform itself of the proposed terms and details of the unsolicited Parent Alternative Transaction Proposal and, (y) if Parent's Board of Directors determines in good faith, after consultation with its financial advisors and counsel, that the Parent Alternative Transaction Proposal is, or is reasonably likely to result in, an Acceptable Proposal, and subject to the immediately following sentence, provide any non-public information regarding Parent and its Subsidiaries to any third party or engage in any negotiations or substantive discussions with such Person regarding any Parent Alternative Transaction Proposal. Prior to taking any of the actions contemplated by clause (y) of the immediately preceding sentence, Parent shall (1) notify the Company, orally and in writing, that it intends to take such actions, (2) provide the Company with any non-public information being provided to a third party to the extent Parent has not previously provided such information to the Company, and (3) receive from such Person an executed confidentiality agreement with terms no less favorable to Parent than the Confidentiality Agreement. Parent shall promptly (and in no event later than 24 hours after the receipt thereof) notify the Company, orally and in writing, of the receipt of any Parent Alternative Transaction Proposal, or any request for information from a Person in respect of a Parent Alternative Transaction (including the identity of the Person making or submitting such Parent Alternative Transaction Proposal or request, and the material terms thereof; provided, however, that Parent shall not be required to disclose the identity of such Person or any such material terms to the extent Parent is precluded from making such disclosure pursuant to a written nondisclosure or confidentiality agreement between Parent and such Person or its affiliates entered into before the date of this Agreement). Except to the extent Parent is precluded from doing so pursuant to any such written nondisclosure or confidentiality agreement entered into before the date of this Agreement, Parent shall keep the Company informed on a reasonably current basis (and, in any event, within 24 hours) of the status and details of any material modifications to any such Parent Alternative Transaction Proposal or request. Parent shall not, and shall cause each of its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits it from providing such information to the Company. Without the prior written consent of the Company, Parent shall not release any Person from any standstill agreement or similar obligation to Parent or any Subsidiary of Parent unless (x) Parent's Board of Directors determines in good faith, after consultation with its counsel, that failing to take such action would be a breach of the fiduciary duties of Parent's Board of Directors under applicable Law, and (y) prior to taking such action, Parent notifies the Company of its intent to do so.

          (c)   Parent's Board of Directors shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Company, the Parent Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Parent Alternative Transaction Proposal, or (iii) enter into any agreement with respect to any Parent Alternative Transaction Proposal (other than a confidentiality agreement in compliance with Section 4.8(b)). Notwithstanding anything to the contrary contained in this Agreement, at any time after the date hereof and prior to the receipt of the Parent Stockholder Approval, (x) in response to a bona fide written Parent Alternative Transaction Proposal that was not solicited by Parent or any Parent Representative and that did not otherwise result from a breach of this Section 4.8, Parent's Board of Directors may cause Parent to enter into an agreement with respect to any Acceptable Proposal, and (y) Parent's Board of Directors may withdraw or modify in a manner adverse to the Company the Parent Board Recommendation, but only if and to the extent that, in the case of both clauses (x) and (y), Parent's Board of Directors has determined in good faith, after consultation with its financial advisors and counsel, that taking any such action would not be a breach of the fiduciary duties of Parent's Board of Directors under applicable Law; provided, however, that, in the case of both clauses (x) and (y), such actions may only be taken at a time that is after (I) the fifth

  (5th) day following the Company's receipt of written notice from Parent, that Parent's Board of Directors is prepared to take such action, and (II) at the end of such period, Parent's Board of Directors determines in good faith, after taking into account all amendments or revisions committed to by the Company with respect to any Counterproposal and after consultation with its independent financial advisors, that taking such action is in the best interests of Parent and the Parent Stockholders assuming this Agreement is terminated pursuant to Article 6 in connection therewith. Except to the extent Parent is precluded from doing so pursuant to any such written nondisclosure or confidentiality agreement entered into before the date of this Agreement, any such written notice shall specify the material terms and conditions of such Parent Alternative Transaction Proposal, and state that Parent's Board of Directors intends to take an action contemplated by this Section 4.8(c). During any such five (5) day period, the Company shall be entitled to deliver to Parent a counterproposal to such Parent Alternative Transaction Proposal (a "Counterproposal") and Parent shall negotiate in good faith with respect to the terms of any such Counterproposal. For the sake of clarity, any standstill obligations contained in the Confidentiality Agreement will be superseded by this Section 4.8(c) to the extent they would prohibit or constrain the Company's ability or right to make Counterproposals in accordance with this Section 4.8(c).

          (d)   Nothing contained in this Section 4.8 shall prohibit Parent or Parent's Board of Directors from taking and disclosing to Parent's stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, from making a "stop, look and listen" communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or any substantially similar communication, or from making any other disclosure to Parent's stockholders if, in the determination of Parent's Board of Directors in good faith after consultation with counsel, the failure so to disclose could constitute a violation of applicable Law; provided that actions covered by Section 4.8(c) are taken in compliance with Section 4.8(c). For the avoidance of doubt, any "stop-look-and-listen" communication by Parent or Parent's Board of Directors the Parent Stockholders pursuant to such Rule 14d-9(f) (or any similar communication to its stockholders that does not involve Parent or Parent's Board of Directors taking a position) shall not be deemed a modification of the Parent Board Recommendation.

          (e)   Upon execution of this Agreement, Parent shall, and shall cause the Parent Representatives to, immediately cease and cause to be terminated any existing discussions they have had with any Person (other than the Company or the Principal Company Stockholder) that are in respect of a Parent Alternative Transaction.

        4.9    Access to Information.

          (a)   Except where prohibited by applicable Law, and subject to the Confidentiality Agreement, until the earlier of the termination of this Agreement or the Effective Time, (i) the Company shall, upon reasonable notice, afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to (A) the Company's and each of its Subsidiaries' properties, books, contracts, commitments and records, and (B) other information concerning the business, properties and personnel of the Company or any of its Subsidiaries as Parent may reasonably request, and (ii) the Company shall provide to Parent and its accountants, counsel and other representatives true, correct and complete copies of internal financial statements promptly upon request. Except where prohibited by applicable Law, and subject to the Confidentiality Agreement, until the earlier of the termination of this Agreement or the Effective Time, (i) Parent shall, upon reasonable notice, afford the Company and its accountants, counsel and other representatives reasonable access during normal business hours to (Y) Parent's and each of its Subsidiaries' properties, books, contracts, commitments and records, and (Z) other information concerning the business, properties and personnel of Parent or any of its Subsidiaries as the Company may reasonably request and (ii) Parent shall provide to the Company and its accountants, counsel and other representatives true, correct and complete copies of internal financial statements promptly upon request.

          (b)   Except where prohibited by applicable Law, subject to the Confidentiality Agreement and to the extent consistent with the provisions of Sections 4.8(a), until the earlier of the termination of this Agreement or the Effective Time, the Company and Parent shall confer from time to time as requested by the other with one or more representatives of the other to discuss any material changes or developments in the operational matters of the other and the general status of the ongoing business and operations of the other and each of its Subsidiaries.

          (c)   No information or knowledge obtained in any investigation in accordance with this Section 4.9 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the conditions to the obligations of the parties hereto to consummate the Merger or any party's rights hereunder (including rights under Article 7).

        4.10    Confidentiality.    The parties acknowledge that Parent and Company have previously executed a confidentiality agreement dated as of June 19, 2009 (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.

        4.11    Public Disclosure.    Prior to the execution of this Agreement by the parties, Parent and the Company have prepared a mutually agreeable release announcing the transaction contemplated hereby. Except for such press release, no party hereto shall, without the approval of the other parties hereto, make any press release or other public announcement or disclosure concerning the existence of this Agreement or the terms of the Transactions, except as and to the extent that any such party reasonably believes are necessary to comply with Law, any accounting rules, stock exchange, NASDAQ or other market rules, in which case the other parties hereto shall be advised and the parties hereto shall use their commercially reasonable efforts to cause a mutually agreeable release, announcement or disclosure to be made; provided, however, that the foregoing shall not apply to any communications or disclosures made or proposed to be made pursuant to Section 4.8(d).

        4.12    Consents; Cooperation.

          (a)   Each of Parent, the Merger Subs and the Company shall coordinate and cooperate with each other and shall each use its commercially reasonable efforts to comply with, and each shall refrain from taking any action that would impede compliance with, all Laws, and as promptly as practicable after the date hereof, each of Parent, the Merger Subs and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Authority in connection with the Merger and the Transactions, including: (i) Notification and Report Forms with the U.S. Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice ("DOJ") as required by the HSR Act, (ii) any filing necessary to obtain any Necessary Consent, and (iii) any filings required under the Securities Act, the Exchange Act, any applicable state securities or Blue Sky Laws and the securities Laws of any foreign country, or any other Law relating to the Merger. Each of Parent and the Company shall cause all documents that it is responsible for filing with any Governmental Authority under this Section 4.12(a) to comply in all material respects with all applicable Law.

          (b)   Each of Parent and the Company shall promptly supply the other with any information that may be required in order to effectuate any filings or applications pursuant to Section 4.12(a). Except where prohibited by applicable Law, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, "Briefings")

  before making or submitting any of the foregoing to any Governmental Authority by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the Transactions and not submit any such Briefing without the consent of the other parties, (iii) coordinate with the other in preparing and exchanging such information, and (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority in connection with this Agreement or the Transactions. It is acknowledged and agreed that Parent and the Company shall have, except where prohibited by applicable Law, joint responsibility for determining the strategy for dealing with the FTC, DOJ or any other Governmental Authority with responsibility for reviewing the Merger with respect to antitrust or competition issues. Subject to applicable Law, no party hereto shall independently participate in any meeting with any Governmental Authority in respect of any such filings, applications, Briefings, investigations, proceedings or other inquiries without giving the other parties hereto prior notice of such meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate.

          (c)   Each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Authority in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4.12(a), Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

          (d)   Subject to the express provisions of Sections 4.6, 4.7 and 4.8 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article 5 to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and, subject to the limitations set forth herein, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Authority; (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; (v) the furnishing of information to any party hereto necessary in connection with any requirements imposed upon such party in connection with the consummation of the Transactions; and (vi) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

          (e)   Notwithstanding anything in this Agreement to the contrary, in no event shall Parent be obligated to (i) divest any of its or any of its subsidiaries' businesses, product lines or assets, or to agree to any divestiture of the Company's or any of the Company's Subsidiaries' businesses, product lines or assets, or (ii) take or agree to take any other action or agree to any limitation that individually or in the aggregate would reasonably be expected to be material and adverse to the

  Final Surviving Entity or Parent and the Final Surviving Entity collectively after the Effective Time. Neither the Company nor any of its Subsidiaries shall be required to (A) divest any of their respective businesses, product lines or assets, or (B) take or agree to take any other action or agree to any limitation that individually or in the aggregate would reasonably be expected to be material and adverse to the Company.

        4.13    Treatment as Reorganization.    Prior to the Effective Time, each of Parent, the Merger Subs and the Company shall use its commercially reasonable efforts, and each party agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify, and will not take or agree to take any action not provided for or contemplated in this Agreement that would cause the Merger to fail to qualify, as a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing, Parent and Company will file all Tax Returns in a manner consistent with the tax treatment of the Integrated Merger as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall use commercially reasonable efforts to make the representations to Jones Day and Goodwin Procter LLP ("Goodwin Procter"), as applicable, substantially in the form attached hereto as Exhibit I and Exhibit J, respectively.

        4.14    Spreadsheet.    The Company shall prepare and deliver to Parent, at least three Business Days prior to the Closing, a spreadsheet in form reasonably acceptable to Parent and the Exchange Agent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date, the following factual information relating to holders of Company Capital Stock and Company Options: (a) the names of all stockholders of the Company and their respective addresses (as listed in the corporate record books of the Company), (b) the number and kind of shares of Company Capital Stock held by, such Persons and, in the case of shares, the respective certificate numbers, (c) the number of shares of Parent Common Stock (or options to purchase Parent Common Stock) issuable to each holder of Company Capital Stock, and (d) the Merger Consideration, if any, allocated to each Company Securityholder pursuant to Section 1.4 (the "Spreadsheet").

        4.15    Section 16 Matters.    Prior to the Effective Time, Parent agrees that its Board of Directors (or its compensation committee) shall adopt resolutions specifically approving, for purposes of Rule 16b-3 under the Securities Act, the receipt, pursuant to this Agreement, of shares of Parent Common Stock or Parent Preferred Stock by persons who will be directors or officers of Parent as of the Effective Time.

        4.16    Listing of Parent Common Stock.    Parent shall use commercially reasonable efforts to maintain Parent's existing listing on NASDAQ and to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing (subject to notice of issuance) on NASDAQ at or prior to the Effective Time.

        4.17    Conveyance Taxes.    Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable by either of them in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time. The Final Surviving Entity shall pay all such taxes and fees.

        4.18    Obligations of Merger Subs.    Parent shall take all action necessary to cause the Merger Subs to perform their respective obligations under this Agreement.

        4.19    Directors and Officers Indemnification and Insurance.

          (a)   From and after the Effective Time, the Final Surviving Entity shall fulfill and honor in all respects the obligations of the Company which exist prior to the date hereof to indemnify the Company's present and former directors and officers. The Limited Liability Company Agreement of the Final Surviving Entity shall contain provisions with respect to indemnification and elimination of liability for monetary damages that provide at least as much coverage as those set forth in the Company's Certificate of Incorporation and Bylaws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by Law and then only to the minimum extent required by such Law.

          (b)   After the Effective Time, the Final Surviving Entity and Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of the Company, in and to the extent of their capacities as such and not as securityholders (collectively, the "D&O Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement or otherwise pertaining to any action or omission in his or her capacity as a director or officer of the Company occurring prior to the Effective Time to the same extent as provided in the Company's Certificate of Incorporation and Bylaws for a period of six (6) years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) and subject to the specific terms of any indemnification contract, (i) any counsel retained by the D&O Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Final Surviving Entity, (ii) after the Effective Time, the Final Surviving Entity shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received; provided, however, that any person to whom fees and expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; and (iii) the Final Surviving Entity shall cooperate in the defense of any such matter; provided, however, that the Final Surviving Entity shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims). The D&O Indemnified Parties as a group may retain only one law firm to represent them in each applicable jurisdiction with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more D&O Indemnified Parties, in which case each D&O Indemnified Party with respect to whom such a conflict exists (or group of such D&O Indemnified Parties who among them have no such conflict) may retain one separate law firm in each applicable jurisdiction.

          (c)   The Company shall, after consultation with Parent, secure a "tail" on its existing directors, officers liability insurance policies for a period of six (6) years, at a total cost per year not to exceed 300% of last year's annual premium (the "Maximum Premium"). If the Company is unable to obtain the "tail" insurance described in the first sentence of this Section 4.19(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable "tail" insurance as possible for an amount equal to the Maximum Premium.

          (d)   This Section 4.19 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Final Surviving Entity and the D&O Indemnified Parties,

  and shall be binding on all successors and assigns of the Final Surviving Entity and shall be enforceable by the D&O Indemnified Parties as third party beneficiaries.

          (e)   Nothing contained in this Section 4.19 is intended to limit in any manner and at any time rights that any D&O Indemnified Party may have under and in accordance with all provisions of the Company's Certificate of Incorporation and Bylaws, which rights shall survive the Effective Time and shall be binding on the Final Surviving Entity and all successors and assigns of the Final Surviving Entity, in accordance with their respective terms.

        4.20    Principal Company Stockholder Obligations.

          (a)   The Principal Company Stockholder shall execute the Company Stockholders Written Consent immediately after the execution and delivery of this Agreement, and shall deliver a copy of such executed Company Stockholder Written Consent to Parent on the date hereof.

          (b)   During the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Principal Company Stockholder shall not, and shall cause each other holder of any shares of Redeemable Preferred Stock not to, (i) sell or otherwise transfer any shares of Redeemable Preferred Stock beneficially owned by it except to Parent, a Subsidiary of Parent, the Principal Company Stockholder or a private equity fund that is an Affiliate of the Principal Company Stockholder, provided that the proposed purchaser or transferee thereof agrees, in a writing delivered to Parent prior to such sale or other transfer, not to further sell or otherwise transfer such shares to any Person (other than Parent) while this Agreement remains in effect, or (ii) allow any shares of Redeemable Preferred Stock beneficially owned by it to be subject to any liens, claims, options, charges or other encumbrances.

          (c)   During the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Principal Company Stockholder shall not, and shall not authorize its Affiliates to, take any action that the Company is prohibited from taking pursuant to Section 4.8(a) related to any Company Alternative Transaction Proposal.

        4.21    Parent Bylaws Amendment.    Parent's Board of Directors will approve an amendment to Parent's bylaws in the form attached as Exhibit L hereto (the "Parent Bylaws Amendment"), which amendment will be effective no later than as of the Effective Time.

ARTICLE 5
CONDITIONS TO THE FIRST STEP MERGER

        5.1    Conditions to Obligations of Each Party to Effect the First Step Merger.    The respective obligations of each party to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, which to the maximum extent permitted by Law may be waived in a written agreement of the Company and Parent (for themselves and all other parties hereto) (each such condition is solely for the benefit of the parties hereto and may be waived without notice, liability or obligation to any Person):

          (a)    Company Stockholder Approval.    This Agreement shall have been adopted and approved and the Merger shall have been approved by the requisite vote or written consent of the Company Stockholders under applicable Law and the Company's organizational documents.

          (b)    Parent Stockholder Approval.    The Parent Proposals shall have been approved by the requisite vote of the Parent Stockholders under applicable Law and Parent's organizational documents.

          (c)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any Governmental Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions.

  No action taken by any Governmental Authority, and no Law shall have been enacted, entered, enforced or deemed applicable to the Transactions, which makes the consummation of the Transactions illegal.

          (d)    Governmental Approvals.    Parent and the Company and their respective Subsidiaries shall have timely obtained from each Governmental Authority all material approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Transactions. Without limiting the generality of the foregoing, any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, as applicable.

          (e)    The Investment.    The Investment shall have closed prior to or concurrently with the Closing.

          (f)    Parent Board of Directors and Chief Executive Officer.    Effective prior to or concurrent with the Closing, (i) the total number of authorized directors of Parent shall be seven, (ii) Parent's Board of Directors shall be comprised of Garrett Bouton, Steve Samek, Christopher Gaffney, James Dougherty and three persons that are designated by Parent's Board of Directors prior to the mailing of the Proxy Statement that qualify as an "Independent Director" under Nasdaq Rule 5605(a)(2) and that meet the criteria for audit committee independence set forth in Rule 10A-3(b)(1) promulgated under the Exchange Act, and (iii) the Chief Executive Officer of Parent shall be Steve Samek.

          (g)    Amendment of Parent Certificate of Incorporation.    The Parent Charter Amendment shall have been filed with the Secretary of State of Delaware and become effective.

          (h)    NASDAQ Listing.    The shares of Parent Common Stock to be issued in the Merger and to be reserved for issuance upon conversion of any shares of Parent Preferred Stock to be issued in the Investment shall have been authorized for listing on the NASDAQ Global Market, subject only to official notice of issuance.

        5.2    Additional Conditions to Obligations of the Company.    The obligations of the Company to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (each such condition is solely for the benefit of the Company and may be waived in its sole discretion without notice, liability or obligation to any Person):

          (a)    Representations, Warranties and Covenants of Parent and the Merger Subs.    The representations and warranties of Parent and the Merger Subs contained in this Agreement or in any schedule, certificate or document delivered pursuant to the provisions hereof or in connection with the Transactions shall be true and correct in all respects (without regard to any qualifications therein as to materiality, or Material Adverse Effect) both when made and at and as of the Closing Date, as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date; provided, however, that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, at and as of the dates set forth above, would reasonably be expected to have a Material Adverse Effect on Parent. Parent or the Merger Subs shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with by Parent or the Merger Subs, as the case may be, at or prior to the Closing.

          (b)    Receipt of Closing Deliveries.    The Company shall have received each of the agreements, instruments and other documents set forth to be delivered by Parent and the Merger Subs in

  Exhibit K, and all such agreements, instruments and other documents shall continue to be effective and shall not have been revoked by the Persons executing same.

          (c)    No Material Adverse Change.    There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on Parent since the date of this Agreement.

          (d)    Net Indebtedness.    The aggregate amount of Net Parent Indebtedness shall not exceed $28,000,000.

          (e)    VCOC Letter.    Parent shall have delivered to the Principal Company Stockholder a letter, in the form attached hereto as Exhibit M, duly executed by Parent.

          (f)    Tax Opinion.    The Company shall have received the opinion of Goodwin Procter, counsel to the Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of Parent and the Company will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Goodwin Procter may require and rely on customary representations and covenants, including those in Exhibit I and Exhibit J, reasonably satisfactory in form and substance to Goodwin Procter.

        5.3    Additional Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and the Merger Subs to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (for itself and the Merger Subs) (each such condition is solely for the benefit of Parent and the Merger Subs and may be waived by Parent (for itself and the Merger Subs) in its sole discretion without notice, liability or obligation to any Person):

          (a)    Representations, Warranties and Covenants of the Company.    The representations and warranties of the Company contained in this Agreement or in any schedule, certificate or document delivered pursuant to the provisions hereof or in connection with the Transactions shall be true and correct in all respects (without regard to any qualifications therein as to materiality, or Material Adverse Effect) both when made and at and as of the Closing Date, as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date; provided, however, that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, at and as of the dates set forth above, would reasonably be expected to have a Material Adverse Effect on the Company. The Company shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with by the Company at or prior to the Closing.

          (b)    Representations, Warranties and Covenants of the Principal Company Stockholder.    The representations and warranties of the Principal Company Stockholder contained in this Agreement shall be true and correct in all material respects (without regard to any qualifications therein as to materiality) both when made and at and as of the Closing Date, as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date. The Principal Company Stockholder shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with by the Principal Company Stockholder at or prior to the Closing.

          (c)    Receipt of Closing Deliveries.    Parent shall have received each of the agreements, instruments and other documents set forth to be delivered by the Company in Exhibit K, and all such agreements, instruments and other documents shall continue to be effective and shall not have been revoked by the Persons executing same.

          (d)    No Material Adverse Change.    There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on the Company since the date of this Agreement.

          (e)    Net Indebtedness.    The aggregate amount of Net Company Indebtedness shall not exceed $42,000,000.

          (f)    Exempt from Registration.    Parent shall have received evidence, in its reasonable determination, that the issuance of the Merger Consideration pursuant to Section 1.4 shall be exempt from registration requirements under the Securities Act based on reliance on Regulation D promulgated thereunder.

          (g)    Dissenting Shares.    No more than 5% of any class of Company Capital Stock shall be Dissenting Shares.

          (h)    Termination of 401K Plan.    Unless requested by Parent at least five (5) Business Days prior to the Closing not to take such action, the Company shall have terminated the Smart LLC 401(k) Plan and provided evidence to Parent of such termination.

          (i)    Tax Opinion.    The Parent Committee shall have received the opinion of Jones Day, counsel to the Parent Committee, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of Parent and the Company will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Jones Day may require and rely on customary representations and covenants, including those in Exhibit I and Exhibit J, reasonably satisfactory in form and substance to Jones Day.

ARTICLE 6
TERMINATION, AMENDMENT AND WAIVER

        6.1    Termination.    At any time prior to the Effective Time, whether before or after adoption of this Agreement by the Company Stockholders or the Parent Stockholders, this Agreement may be terminated:

          (a)   by mutual written consent duly authorized by the respective boards of directors of Parent (or a duly authorized committee thereof) and the Company;

          (b)   by either Parent or the Company, if the Closing shall not have occurred on or before February 15, 2010 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose breach of this Agreement has been the principal reason resulting in the failure of the Closing to occur on or before the Termination Date;

          (c)   by either Parent or the Company, if (1) there is a final non-appealable Order in effect preventing consummation of the Merger or any of the other Transactions or (2) there is any statute, rule, regulation or Order enacted, promulgated or issued or deemed applicable to the Merger or the other Transactions by any Governmental Authority that would make consummation of the Merger or any of the other Transactions illegal;

          (d)   by either the Company or Parent if the required approval of the Parent Stockholders of the Parent Proposals shall not have been obtained by reason of the failure to obtain the Parent Required Vote at the Parent Stockholders' Meeting or at any postponement or adjournment thereof;

          (e)   by Parent if the required approval of the Company Stockholders of the Transactions shall not have been obtained by reason of the failure to obtain the Company Required Vote no later than 11:59 p.m. Eastern time on the date hereof;

          (f)    by the Company, if a Parent Triggering Event shall have occurred;

          (g)   by Parent, at any time prior to obtaining the Parent Required Vote, if Parent's Board of Directors has approved and authorized Parent to enter into a definitive agreement providing for the implementation of an Acceptable Proposal or a Parent Triggering Event shall have occurred; provided, however, that no termination of this Agreement under this Section 6.1(g) shall be effective unless Parent simultaneously pays the Termination Fee required by Section 6.3(b)(iii) (any purported termination under this Section 6.1(g) shall be void and of no force and effect until Parent has made such payment);

          (h)   by Parent, if the Company shall have breached any representation, warranty or covenant contained herein and (i) such breach shall not have been cured within 30 days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), and (ii) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.3(a) to be satisfied (provided, however, that the termination right under this Section 6.1(g) shall not be available to Parent if Parent is at that time in material breach of this Agreement); and

          (i)    by the Company, if Parent or Merger Sub shall have breached any representation, warranty or covenant contained herein and (i) such breach shall not have been cured within 30 days after receipt by Parent of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), and (ii) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.2(a) to be satisfied; provided, however, that the termination right under this Section 6.1(i) shall not be available to the Company if the Company is at that time in material breach of this Agreement).

        The right of any party hereto to terminate this Agreement pursuant to this Section 6.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective representatives, whether prior to or after the execution of this Agreement

        6.2    Notice of Termination; Effect of Termination.    Any termination of this Agreement under Section 6.1 above shall be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto. Subject to the provisions of Section 6.3, if this Agreement is terminated in accordance with Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that each party hereto shall remain liable for any knowing and intentional breaches of this Agreement prior to its termination; and provided, further, that the Confidentiality Agreement and the provisions of Section 4.10, this Section 6.2, Section 6.3 and Article 8 (but excluding Section 8.1) shall remain in full force and effect and survive any termination of this Agreement.

        6.3    Expenses; Termination Fees.

          (a)   Except as set forth is this Section 6.3, all fees and expenses incurred in connection with this Agreement and the Transactions (the "Transaction Expenses") shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, which fees and expenses shall be paid by the party incurring such fees and expenses, incurred in relation to (i) the printing and filing with the SEC of the Proxy Statement (including financial statement and exhibits) and any amendments or supplements thereto, and (ii) the filing fee for the Notification and Report Forms filed with the FTC and the DOJ under the HSR Act pursuant to Section 4.12 hereof. Notwithstanding the foregoing, in the event of the consummation of the Merger, Parent shall pay to the Principal Company Stockholder an amount of cash equal to the Transaction Expenses incurred by the Principal Company Stockholder and such amount shall be treated by the parties to this Agreement as additional consideration exchanged for the Company Capital Stock owned by the Principal Company Stockholder pursuant to this Agreement; provided that the amount of such payment shall not exceed 100% of the fair market value of the Merger Consideration, valued as of the business day prior to date of the signing of this Agreement by parties hereto.

          (b)

              (i)  If this Agreement is terminated pursuant to the provisions of Section 6.1(e), then the Company shall pay to Parent within two (2) Business Days of such termination, $2,900,000 by wire transfer of immediately available funds to an account specified in writing by Parent.

             (ii)  If this Agreement is terminated pursuant to the provisions of Section 6.1(f), then Parent shall pay to the Company within two (2) Business Days of such termination, $2,900,000, by wire transfer of immediately available funds to an account specified in writing by the Company.

            (iii)  If this Agreement is terminated pursuant to the provisions of Section 6.1(g), then Parent shall pay to the Company simultaneously with such termination, $2,900,000 by wire transfer of immediately available funds to an account specified in writing by the Company.

            (iv)  If (A) a Parent Alternative Transaction Proposal has been made to Parent's Board of Directors, and not withdrawn, (B) the Parent Stockholders fail to approve the Parent Proposals while such Parent Alternative Transaction Proposal has not been withdrawn, (C) this Agreement is terminated pursuant to the provisions of Section 6.1(d), and (D) Parent enters into a definitive agreement to effectuate any Parent Alternative Transaction Proposal (an "Alternative Proposal Agreement") or consummates any Parent Alternative Transaction Proposal within 12 months of such termination of this Agreement, then Parent shall pay, by wire transfer of immediately available funds to an account specified in writing by the Company, to the Company, concurrently with the closing of the transactions contemplated by the Alternative Proposal Agreement, $2,900,000, less any amounts theretofore paid by the Company pursuant to Section 6.3(b)(v).

             (v)  If this Agreement is terminated pursuant to the provisions of Section 6.1(d), then Parent shall pay to the Company, within five Business Days of such termination and receipt by Parent of an itemization in reasonable detail, certified by the Company's Chief Financial Officer, of the Company's Transaction Expenses, an amount equal to the lesser of the Company's Transaction Expenses or $800,000, by wire transfer of immediately available funds to an account specified in writing by the Company.

          (c)   Each of the Company and Parent acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement. In the event that the Company or Parent shall fail to pay any amounts required to be paid pursuant to this Section 6.3 when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 6.3.

        6.4    Amendment.    Subject to the provisions of applicable Law, Parent and the Company may amend this Agreement at any time prior to the Effective Time in accordance with an instrument in writing signed on behalf of each such party, and such amendment shall be binding on each party hereto; provided, however, that an amendment made subsequent to adoption and approval of this Agreement by the Company Stockholders shall not (a) alter or change the amount or kind of consideration to be received on conversion of the Company Capital Stock in the Merger in accordance with Section 1.4, or (b) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the holders of Company Capital Stock. Subject to the provisions of applicable Law, Parent and the Principal Company Stockholder may cause this Agreement to be amended at any time after the Effective Time by execution of an instrument in writing signed on behalf of Parent and the Principal Company Stockholder; provided, however, that any amendment made in accordance with this sentence shall not (i) alter or change the amount or kind of consideration to be received in exchange for Company Capital Stock in accordance with Section 1.4, or (ii) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the Company Stockholders.

        6.5    Extension; Waiver.    Any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties made to such party herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Effective Time, the Principal Company Stockholder and Parent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to Parent (in the case of a waiver by Parent) or made to the Company (in the case of a waiver by the Principal Company Stockholder) herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent of Merger Sub I or Merger Sub II (in the case of a waiver by Parent) or made to the Company (in the case of a waiver by the Principal Company Stockholder). Any agreement on the part of a party hereto or the Principal Company Stockholder to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 7
INDEMNIFICATION

        7.1    Indemnification.

          (a)   From and after the Closing, subject to this Article 7, the Principal Company Stockholder shall indemnify and hold harmless Parent, the Final Surviving Entity, the Subsidiaries of Parent and the Final Surviving Entity and their respective officers, directors, agents and employees, and each Person who Controls or may Control Parent or the Final Surviving Entity (each of the foregoing, a "Parent Indemnified Person") from and against any and all losses, Liabilities, damages, claims, suits, settlements, costs and expenses, including reasonable costs of investigation, settlement, and defense and reasonable legal fees, court costs, and any interest costs or penalties (collectively, "Losses"), arising out of, related to or otherwise by virtue of any failure of any representation or warranty made by the Company in Section 2.4 to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made on the Closing Date). The sole method for the Principal Company Stockholder to satisfy any indemnification obligations arising hereunder shall be by surrendering shares of Parent Common Stock to Parent.

          (b)   From and after the Closing, subject to this Article 7, Parent shall indemnify and hold harmless the Principal Company Stockholder and each of its officers, directors, agents and employees (each of the foregoing, a "Principal Company Stockholder Indemnified Person," and along with the Parent Indemnified Persons, the "Indemnified Persons") from and against any and all Losses arising out of, related to or otherwise by virtue of any failure of any representation or warranty made by Parent in Section 3.2(d) or Section 3.4 to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made on the Closing Date). The sole method for Parent to satisfy any indemnification obligations arising hereunder shall be by issuing new duly authorized, validly issued and non assessable shares of Parent Common Stock to the Principal Company Stockholder. For the avoidance of doubt, no shares of Parent Common Stock shall be issued pursuant to this Article 7 to any former stockholder of the Company other than the Principal Company Stockholder.

          (c)   All indemnification payments made under this Article 7 shall be treated as adjustments to the Merger Consideration.

        7.2    Limitations on Indemnification.

          (a)   Notwithstanding the provisions of Section 7.1, the Principal Company Stockholder shall not be liable for Losses under this Article 7 unless and until the aggregate amount of Losses exceeds 303,030 shares (the "Threshold") and once the Threshold has been reached, the Parent Indemnified Persons shall only be entitled to indemnification for any Losses in excess of the Threshold. Subject to Section 7.7, the aggregate liability of the Principal Company Stockholder under Section 7.1(a) shall not exceed 1,092,787 shares of Parent Common Stock. Until such time as no Parent Indemnified Person may recover against the Principal Company Stockholder pursuant to Section 7.1(a), the Principal Company Stockholder shall at all times hold enough shares of Parent Common Stock to fully satisfy any obligations it may potentially have pursuant to Section 7.1(a) during such period.

          (b)   Notwithstanding the provisions of Section 7.1, Parent shall not be liable for Losses under this Article 7 unless and until the aggregate amount of Losses exceeds the Threshold and once the Threshold has been reached, the Principal Company Stockholder Indemnified Persons shall only be entitled to indemnification for any Losses in excess of the Threshold. Subject to Section 7.7, the aggregate liability of Parent for Losses under Section 7.1(b) shall not exceed 1,092,787 newly issued shares of Parent Common Stock. Until such time as no Principal Company Stockholder Indemnified Person may recover against Parent pursuant to Section 7.1(b), Parent shall at all times have enough authorized but unissued shares of Parent Common Stock to fully satisfy any obligations it may have pursuant to Section 7.1(b) during such period. Notwithstanding anything to the contrary contained in this Agreement, if Parent becomes obligated to issue any shares of Parent Common Stock to any Principal Company Stockholder Indemnified Person pursuant to this Article 7, then (i) such Principal Company Stockholder Indemnified Person shall reasonably cooperate with Parent and deliver such supporting documents as may be reasonably requested by Parent to determine whether such issuance will be exempt from all applicable registration requirements under the Securities Act and (ii) Parent shall not be required to make any such issuance that Parent reasonably believes would not be so exempt from all such registration requirements under the Securities Act and, in lieu of making such issuance, Parent shall make such other compensation to such Principal Company Stockholder Indemnified Person as Parent and such Principal Company Stockholder Indemnified Person shall reasonably, in good faith, mutually agree.

          (c)   No Principal Company Stockholder Indemnified Person shall have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Company in connection with any indemnification obligation or any other Liability to which such Principal Company Stockholder Indemnified Person may become subject under or in connection with this Agreement.

          (d)   No Indemnified Person's rights under this Article 7 shall be adversely affected by any investigation conducted, or any knowledge acquired or capable of being acquired, by such Indemnified Person at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing.

          (e)   For purposes of satisfying any claims under this Article 7, each share of Parent Common Stock shall, at all times, be valued at the Parent Stock Price.

        7.3    Claims for Indemnification.    At any time that an Indemnified Person has a claim that has resulted or would reasonably be expected to result in a Loss (a "Liability Claim") that is indemnifiable under Section 7.1, Parent (in the case of a Liability Claim by a Parent Indemnified Person) or the Principal Company Stockholder (in the case of a Liability Claim by a Principal Company Stockholder Indemnified Person) shall promptly deliver a notice of such Liability Claim (a "Claims Notice") to the Principal Company Stockholder (in the case of a claim by a Parent Indemnified Person) or to Parent (in the case of a claim by a Principal Company Stockholder Indemnified Person). A Claims Notice shall (A) be signed by an officer of Parent or by an officer of the Principal Company Stockholder, as applicable, (B) describe the Liability Claim in reasonable detail (based upon the information then possessed by Parent or the Principal Company Stockholder, as applicable) and (C) indicate the amount (or a good faith estimate of the amount, if necessary) of the Loss that has been or is reasonably likely to be suffered by the Indemnified Persons. No delay in or failure to give a Claims Notice by an Indemnified Person to Parent or the Principal Company Stockholder, as applicable, pursuant to this Section 7.3 shall adversely affect any of the other rights or remedies that the Indemnified Person has under this Agreement or alter or relieve any parties to this Agreement of their obligations to indemnify the Indemnified Persons pursuant to this Article 7, except and to the extent that such delay or failure has materially prejudiced such parties.

        7.4    Objections to and Payment of Claims.

          (a)   The Principal Company Stockholder or Parent, as applicable, may object to any Liability Claim set forth in such Claims Notice by delivering written notice to Parent or the Principal Company Stockholder, respectively, of any objection (an "Objection Notice"). Such Objection Notice must describe the grounds for such objection in reasonable detail.

          (b)   If an Objection Notice is not delivered by the Principal Company Stockholder to Parent or by Parent to the Principal Company Stockholder, in each case within 30 days after delivery of the Claims Notice, such failure to so object shall be an irrevocable acknowledgment by each party to this Agreement that the Indemnified Persons are entitled to indemnification under Section 7.1 for the Losses set forth in such Claims Notice in accordance with this Article 7.

          (c)   If the Claims Notice was delivered to Parent and no Objection Notice was delivered to the Principal Company Stockholder within twenty (20) days of the delivery of the Claims Notice with respect to all or a portion of the Losses claimed in the Claims Notice, Parent shall promptly issue to the Principal Company Stockholder, on behalf of the Principal Company Stockholder, a number of shares of Parent Common Stock of equal value to the amount of the Losses set forth in such Claims Notice to which no objection was made); provided, however, that, to the extent that the amount of the Losses set forth in the Claims Notice (or portion thereof) is an estimate, the Principal Company Stockholder (on behalf of itself or any other Principal Company Stockholder Indemnified Persons) shall not be so entitled to receive any of the amounts set forth above in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses are finally determined. If the Claims Notice was delivered to the Principal Company Stockholder and no Objection Notice was delivered to Parent within twenty (20) days of the delivery of the Claims Notice with respect to all or a portion of the Losses claimed in the Claims Notice, the Principal Company Stockholder shall promptly surrender to Parent a number of shares of Parent Common Stock for surrender of equal value to the amount of the Losses set forth in such Claims Notice to which no objection was made); provided, however, that, to the extent that the amount of the Losses set forth in the Claims Notice (or portion thereof) is an estimate, Parent (on behalf of itself or any other Parent Indemnified Person) shall not be so entitled to receive any of the amounts set forth above in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses are finally determined.

          (d)   Notwithstanding anything to the contrary in this Agreement, Indemnified Persons, other than Parent and the Principal Company Stockholder, do not have any individual right to object to any claim made in a Claims Notice under this Article 7 and, except as aforesaid, any and all claims made in Claims Notice on behalf of the Indemnified Persons may be objected to only by Parent or the Principal Company Stockholder, as applicable.

        7.5    Resolution of Objections to Claims.

          (a)   If the Principal Company Stockholder or Parent, as applicable, objects in writing to any Liability Claim made in any Claims Notice within twenty (20) days after delivery of such Claims Notice, the Principal Company Stockholder and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Principal Company Stockholder and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, (1) with respect to a Loss suffered by any Principal Company Stockholder Indemnified Person, within five (5) Business Days of entering into such memorandum, Parent shall issue to the Principal Company Stockholder a number of shares of Parent Common Stock of equal value of the agreed upon of Losses in accordance with such memorandum and (2) with respect to a Loss suffered by any Parent Indemnified Person, the Principal Company Stockholder shall within five (5) Business Days surrender to Parent a number of shares of Parent Common Stock for surrender of equal value to the agreed upon Losses in accordance with such memorandum.

          (b)   If no such agreement can be reached after good-faith negotiation and after 30 days after delivery of an Objection Notice, either Parent or the Principal Company Stockholder may institute arbitration proceedings to resolve such dispute in accordance with Section 8.11. Upon the final decision by the arbitrator, a memorandum setting forth such decision shall be prepared and signed by both parties and within twenty (20) days of such decision, (1) if any Losses were determined to be suffered by a Principal Company Stockholder Indemnified Person, Parent shall, within five (5) Business Days issue to the Principal Company Stockholder a number of shares of Parent Common Stock of equal value of the agreed upon of Losses in accordance with such memorandum, and (2) if any Losses were determined to be suffered by a Parent Indemnified Person, the Principal Company Stockholder shall within five (5) Business Days surrender to Parent a number of shares of Parent Common Stock for surrender of equal value to the agreed upon Losses in accordance with such memorandum.

          (c)   During the period from the giving of any Claims Notice through the institution of binding arbitration in accordance with Section 7.7(b), each party shall be entitled to the timely production by the other party of relevant, non-privileged and non-confidential documents or copies thereof.

        7.6    Third-Party Claims.    If any Parent Indemnified Person or any Principal Company Stockholder Indemnified Person receives written notice of a third-party claim that Parent or the Principal Company Stockholder, respectively, believes is reasonably likely to result in a claim for indemnification in accordance with Section 7.1 by or on behalf of a Parent Indemnified Person or a Principal Company Stockholder Indemnified Person, respectively (as applicable, "Indemnifying Party"), then Parent or the Principal Company Stockholder, respectively (as applicable, the "Indemnified Party"), shall promptly notify the Indemnifying Party of such third-party claim. If the Litigation Conditions are met with respect to such claim, the Indemnifying Party shall have the opportunity to direct, through counsel of its own choosing (who shall be reasonably acceptable to the Indemnified Party), at its own cost, the defense or settlement of such claim. If the Indemnifying Party elects to assume the defense of any such claim or proceeding, the Indemnifying Party shall allow the Indemnified Party to participate in such defense, but in such case the expenses of the Indemnified Party shall be paid by the Indemnified Party. The Indemnified Party shall provide the Indemnifying Party and its counsel with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Indemnifying Party in the defense or settlement thereof, and the Indemnified Party shall be reimbursed for all of their reasonable out-of-pocket expenses in connection therewith. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless (i) the Indemnifying Party consents in writing to such payment, (ii) the Indemnifying Party withdraws from the defense of such asserted liability and the Indemnified Party undertakes the defense or settlement of such claim or proceeding and settles such claim or proceeding in accordance with this Section 7.6(a) or (iii) a final judgment from which no appeal may be taken by or on behalf of the Indemnified Party is entered against a the Indemnified Party for such liability. If the Indemnifying Party fails to defend or if, after commencing or undertaking any such defense, the Indemnifying Party fails to prosecute or withdraws from such defense, or if any of the Litigation Conditions with respect to such claim cease to be met, the Indemnified Party shall have the right to undertake the defense or settlement thereof (which shall be conducted by the Indemnified Party diligently and in good faith), and retain counsel, reasonably satisfactory to the Indemnifying Party, at the Indemnifying Party's expense; provided, however, that the Indemnifying Party shall not be required to pay the fees and expenses of more than one counsel for the Principal Company Stockholder in any single action, except to the extent that two or more such the Principal Company Stockholder Indemnified Persons shall have conflicting interests in the outcome of such action and, without the consent of the Indemnifying Party in writing, no settlement of any such claim with third-party claimants shall be determinative of the amount of Losses relating to such matter. If the Indemnifying Party consents to any such settlement, the Indemnifying Party shall not have any power or authority to object to the amount or validity of any claim by or on behalf of any the Principal Company Stockholder for indemnity with respect to such settlement except to the extent the limits set forth in Section 7.2 apply. Notwithstanding any other provision of this Agreement, any costs and expenses of defense and investigation, including court costs and reasonable attorneys fees incurred or suffered by the Indemnified Party in connection with the defense of any third party claim that, if adversely determined against the Indemnified Party, would be indemnifiable hereunder, shall constitute Losses that shall be indemnifiable under Section 7.1.

        7.7    Exclusive Remedy.    Except as provided for in this Section 7.7, this Article 7 shall provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the Stock Purchase Agreement (other than any breach of Section 3.2(d) hereof or any breach of any of the representations and warranties made in the Stock Purchase Agreement). Nothing herein shall prevent any Indemnified Person from bringing a claim (a) for fraud or intentional misrepresentation against any Person whose intentional misrepresentation in connection with a representation or warranty contained herein, or whose fraud, has caused such Indemnified Person to incur Losses or has limited the Losses recoverable by such Indemnified Person or (b) for losses as a result of any breach of 3.2(d) hereof or any breach of any of the representations and warranties made in the Stock Purchase Agreement. If the Merger is not consummated, the parties' Liability with respect to breaches of this Agreement and the Stock Purchase Agreement, including breaches of representations and warranties or failure to perform covenants, shall be governed by Section 6.2.

        7.8    Equitable Adjustment.    If there is a stock split, reverse stock split, stock dividend (other than stock dividends on the Parent Preferred Stock), reorganization, reclassification, combination, recapitalization or other like change with respect to shares of Parent's capital stock occurring after the Effective Time, the amounts and calculations set forth in this Article 7 shall be equitably adjusted to the extent necessary to provide the Indemnified Party the same economic effect as contemplated by this Article 7 prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

ARTICLE 8
GENERAL PROVISIONS

        8.1    Survival of Representations and Warranties.    The representations and warranties made by each of the Company, the Principal Company Stockholder, Parent and the Merger Subs in this Agreement or any other document required to be delivered in accordance with any provision of this Agreement (other than the Stock Purchase Agreement) shall terminate at the Effective Time; provided, however, that the representations and warranties set forth in Sections 2.4, 3.2(d) and 3.4 shall survive the Effective Time until the date that is 12 months after the Closing Date; provided, further, that no right to indemnification in accordance with Article 7 in respect of any claim based upon any misrepresentation or breach of a representation or warranty that is set forth in an Claims Notice delivered prior to the date that such representation or warranty expired shall be affected by the expiration of such representation or warranty. Except as otherwise expressly provided in this Agreement, each covenant in this Agreement or the Stock Purchase Agreement shall survive the Closing indefinitely or in accordance with its terms.

        8.2    Notices.    All notices, deliveries and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, by nationally recognized express delivery service to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice, delivery or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the day that the party giving notice receives electronic confirmation of sending from the sending telecopy machine (provided, however, that if the telecopy is made on a day other than a Business Day or is made after 5:00 p.m. Eastern Time on any day, then delivery and receipt shall be deemed instead to be on the following Business Day), and (c) in the case of a nationally recognized express delivery service, on the Business Day that delivery to the addressee is confirmed pursuant to the service's systems:

  (i)
  if to Parent, the Merger Subs or, after the Closing, the Company, to:

LECG Corporation
2000 Powell St, Ste 600
Emeryville, CA 94608
Attention:	Chief Executive Officer Chief Financial Officer
Facsimile No.: (510) 653-9898
Telephone No.: (510) 985-6700

with copies (which shall not constitute notice) to:
LECG Corporation
2000 Powell St, Ste 600
Emeryville, CA 94608
Attention: General Counsel & Secretary
Facsimile No.: (510) 653-9898
Telephone No.: (510) 985-6700
and
Garrett Bouton, Chairman of
the Committee of the Independent
Directors of LECG Corporation
c/o LECG Corporation
2000 Powell St, Ste 600
Emeryville, CA 94608
Facsimile No.: (510) 653-9898
Telephone No.: (510) 985-6700
and
Jones Day, counsel to the Committee of
the Independent Directors of LECG Corporation
1755 Embarcadero Road
Palo Alto, CA 94303
Attention:	Robert T. Clarkson Daniel R. Mitz
Facsimile No.: (650) 739-3900
Telephone No.: (650) 739-3939
  (ii)
  if, prior to the Closing, to the Company, to:

Smart Business Holdings, Inc.
c/o Great Hill Equity Partners III, LP
1 Liberty Square
Boston, MA 02109
Attention: Christopher S. Gaffney
Facsimile No.: (617) 790-9401
Telephone No.: (617) 790-9400
with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Attention:	David F. Dietz John T. Haggerty
Facsimile No.: (617) 523-1231
Telephone No.: (617) 570-1000

  (iii)
  if to the Principal Company Stockholder, to:

c/o Great Hill Equity Partners III, LP
1 Liberty Square
Boston, MA 02109
Attn: Christopher S. Gaffney
Facsimile No.: (617) 790-9401
Telephone No.: (617) 790-9400
with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Attn:	David F. Dietz John T. Haggerty
Facsimile No.: (617) 523-1231 Telephone No.: (617) 570-1000

        8.3    Terms Generally; Interpretation.    Except to the extent that the context otherwise requires:

          (a)   when a reference is made in this Agreement to an Article, Section, Subsection, Exhibit, Appendix, Schedule or Recitals, such reference is to an Article, Section or Subsection of, an Exhibit, Appendix or Schedule or the Recitals to, this Agreement unless otherwise indicated;

          (b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

          (c)   the words "include," "includes" or "including" (or similar terms) are deemed to be followed by the words "without limitation";

          (d)   the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (e)   any gender-specific reference in this Agreement include all genders;

          (f)    the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;

          (g)   a reference to any legislation or to any provision of any legislation shall include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

          (h)   if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

          (i)    references to a Person are also to its permitted successors and assigns;

          (j)    unless indicated otherwise, mathematical calculations contemplated hereby shall be made to the fifth decimal place, but payments shall be rounded to the nearest whole cent, after aggregating all payments to such party;

          (k)   the parties have participated jointly in the negotiation and drafting hereof; if any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision hereof; no prior draft of this

  Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction hereof;

          (l)    the contents of the Parent Disclosure Letter, Company Disclosure Letter, Appendix A and the Schedules to this Agreement form an integral part of this Agreement and any reference to "this Agreement" shall be deemed to include the same;

          (m)  no parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence;

          (n)   although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content); and

          (o)   the doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions.

        8.4    Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format, or a similar electronic format, shall be effective as delivery of a manually executed counterpart of this Agreement.

        8.5    Entire Agreement.    This Agreement, the Stock Purchase Agreement and the documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all exhibits, annexes, appendices and schedules hereto and thereto, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements, term sheets, letters of interest, correspondence (including e-mail) and undertakings, both written and oral, between the Company and/or the Principal Company Stockholder, on the one hand, and Parent and/or the Merger Subs, on the other hand, with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms.

        8.6    No Third-Party Beneficiaries.    This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Parent Indemnified Persons and the Principal Company Stockholder Indemnified Persons are intended third party beneficiaries under Article 7 and shall be entitled to enforce the provisions of Article 7 as if parties to this Agreement and that the D&O Indemnified Parties are intended as third party beneficiaries under Section 4.19 and shall be entitled to enforce the provisions of Section 4.19 as if parties to this Agreement.

        8.7    Assignment.    Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any party to this Agreement by operation of Law or otherwise without the prior written consent of the other parties to this Agreement and any attempt to do so shall be void, except that Parent may assign and delegate any or all of its rights, interests and obligations under this Agreement (1) before or after the Closing, to any of its Affiliates and (2) after the Closing, to any Person, as long as any such Affiliate or Person agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment or delegation shall relieve Parent of its obligations under this Agreement if such assignee does not perform such obligations.

        8.8    Severability.    If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the parties agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, and (b) to the extent possible, replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

        8.9    Remedies Cumulative.    Except as otherwise provided herein all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

        8.10    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, except those such Laws, the application of which would result in the application of the Laws of any other jurisdiction.

        8.11    Dispute Resolution and Venue.    Any dispute, claim or controversy arising out of or relating to this Agreement or the Related Agreements or the breach, termination, enforcement, interpretation or validity hereof or thereof, including any request for specific performance, claim based on contract, tort, statute or constitution or the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in the Borough of Manhattan, New York, New York before one arbitrator. The arbitration shall be administered by Judicial Arbitration and Mediation Services pursuant to its Comprehensive Arbitration Rules and Procedures, as modified in this Section.

          (a)   The arbitrator shall have the power to order hearings and meetings to be held in such place or places as he or she deems in the interests of reducing the total cost to the parties of the arbitration. The arbitration proceedings shall be conducted in English.

          (b)   The arbitrator shall have the power to order any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief, except that the arbitrator shall not have the power to order punitive damages. The arbitrator may hear and rule on dispositive motions as part of the arbitration proceeding (e.g., motions for summary disposition).

          (c)   Each party shall be entitled to the timely production by the other party of relevant, non-privileged documents or copies thereof. If the parties are unable to agree on the scope and/or timing of such document production, the arbitrator shall have the power, upon application of any party, to make all appropriate orders for the production of documents by any party.

          (d)   Before the arbitrator establishes the facts of the case, each party shall be entitled to examine witnesses by deposition to provide non-privileged testimony that is relevant to the controversies, claims or disputes at issue. If the parties are unable to agree on the propriety, scope or timing of a deposition, the arbitrator, upon the application of any party, may make all appropriate orders in connection with a proposed deposition.

          (e)   The arbitrator's fees and the administrative expenses of the arbitration shall be paid equally by the parties. Each party to the arbitration shall pay its own costs and expenses (including attorney's fees) in connection with the arbitration.

          (f)    The award rendered by the arbitrator shall be final and binding on the parties. The award rendered by the arbitrator may be entered into any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be. Such court proceeding shall disclose only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order.

          (g)   Except as required by Law, neither party may disclose the existence, contents or results of an arbitration brought in accordance with this Agreement, or the evidence produced by its opposing parties, or any analyses or summaries derived from such evidence.

          (h)   Each party to this Agreement hereby agrees that in connection with any such action process may be served in the same manner as notices may be delivered under Section 8.2 and irrevocably waives any defenses it may have to service in such manner.

          (i)    Each party to this Agreement hereby agrees that this Agreement does not preclude parties from seeking provisional remedies in aid of arbitration from (1) the Federal or Superior Courts located in Borough of Manhattan, New York, New York; or (2) the United States District Court for the Southern District of New York. For the purposes of this subparagraph, each of the parties hereto consents to submit itself to the personal jurisdiction of the courts described in the first sentence of this subparagraph, agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other application, agrees that it shall not bring any Action relating to this Agreement or any of the Transactions in any other court, agrees that it shall not assert as a defense that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or the Related Agreements may not be enforced in or by such courts, and agrees that mailing of process or other papers in connection with any such Actions in the manner provided in Section 8.2 (Notices) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

        8.12    Time of Essence.    Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signatures begin on the next page]

        Each of Parent, the Merger Subs, the Company and the Principal Company Stockholder have caused this Agreement and Plan of Merger to be executed and delivered as of the date first written above.

LECG CORPORATION
By:
Name:
Title:
RED SOX ACQUISITION CORPORATION
By:
Name:
Title:
RED SOX ACQUISITION LLC
By:
Name:
Title:
SMART BUSINESS HOLDINGS, INC.
By:
Name:
Title:
GREAT HILL EQUITY PARTNERS III, LP
By:	Great Hill Partners GP III LP, its General Partner
By:	GHEP III, its General Partner
By:
Name:	Christopher Gaffney
Title:	A Manager

[Signature Page to Merger Agreement]

 APPENDIX A
CERTAIN DEFINITIONS

        For purposes of this Agreement (including this Appendix A):

        "Acceptable Proposal" means a Parent Alternative Transaction Proposal (with 50% substituted for 20% in the definition of Parent Alternative Transaction Proposal) that Parent's Board of Directors determines in good faith, after consultation with its financial advisors and counsel, and taking into account the legal, financial and regulatory and other aspects of the Parent Alternative Proposal, the person making the Parent Alternative Transaction Proposal and the relevant material terms of the Parent Alternative Transaction Proposal and this Agreement (including any potential consequences under Article 6 for pursuing the Parent Alternative Transaction Proposal), is in the best interests of Parent and the Parent Stockholders assuming this Agreement is terminated pursuant to Article 6 as a result of entering into any agreement with respect to such Parent Alternative Transaction Proposal.

        "Action" means any suits, demands, claims, charges, citations, complaints, reexaminations, oppositions, interferences, decrees, injunctions, arbitrations, mediations, hearings, written notices of violation, investigations, or proceedings by or before any Governmental Authority or any arbitrator with legal and binding authority over such matter.

        an "Affiliate," when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person; provided, however, that in no event shall the Principal Company Stockholder be deemed to be an Affiliate of Parent or Merger Sub for purposes of this Agreement.

        "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that would form the basis for any specific consequence.

        "Business Day" means any day on which banks are not required or authorized to be closed in San Francisco, California.

        "Company Alternative Transaction" means any transaction (other than the Merger) involving: (x) the sale, license, disposition or acquisition of all or a substantial portion (excluding the provision of services in the ordinary course of business) of the business or assets of the Company or any of its Subsidiaries; (y) the issuance, disposition or acquisition of (A) any capital stock or other equity security of the Company (other than Company Options issued in the ordinary course of business under the Company Stock Plan and any Company Common Stock issued upon exercise of Company Options), (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company (other than Company Options issued in the ordinary course of business under the Company Stock Plan), or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company (other than Company Options issued in the ordinary course of business under the Company Stock Plan); in each of clauses (A) through (C), representing in the aggregate 50% or more of the voting power of the Company; or (z) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving the Company that if consummated would result in any Person (other than the Company Stockholders, in substantially similar proportions to immediately prior to such transaction) beneficially owning 50% or more of any class of equity securities of the Company.

        "Company Change in Recommendation" means, any withdrawal, amendment or modification of the Company Board Recommendation in a manner adverse to Parent.

        "Company Disclosure Letter" means a letter, prepared and delivered by the Company to Parent pursuant to this Agreement that sets forth the exceptions to the representations, warranties and covenants of the Company contained herein. The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections in this Agreement. The disclosure of any matter in any section or subsection of Article 2 of the Company Disclosure Letter or in any other section or subsection of the Company Disclosure Letter referred to in Article 2 of this Agreement shall also disclose such matter for other sections and subsections of Article 2 of the Company Disclosure Letter and any other section or subsections of the Company Disclosure Letter referred to in Article 2 of this Agreement to the extent (and only to the extent) that the disclosure sets forth facts in sufficient detail so that the relevance of such disclosure for such other sections or subsections is reasonably apparent to a reader.

        "Company Indebtedness" means the aggregate of the following: (1) any Liability of the Company and its Subsidiaries (A) for borrowed money (including the current portion thereof), (B) under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility, (C) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (D) for capitalized lease obligations and sale/leaseback transactions, (E) in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (F) for deferred revenue (including customer and/or client retainers), (G) for credit balances due to current or former customers and/or clients, (H) for additional payments to be made under any acquisition, merger or other transactional agreements, or (I) that is secured by a lien on any of the Company's assets, and (2) any Liability of other Persons described in clause (1) that the Company or any of its Subsidiaries has guaranteed, that is recourse to the Company or any of its assets or that is otherwise the legal Liability of the Company. For purposes of this Agreement, Company Indebtedness includes (1) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys' fees) associated with the prepayment of any Company Indebtedness, and (2) any and all amounts of the nature described in clauses (1)(A), (B) or (C) owed by the Company or any of its Subsidiaries to any of its Affiliates including any of its stockholders. For purposes of this Agreement, Company Indebtedness does not include any payments owed by the Company to former employees for continued compliance with provisions of their respective severance agreements not accounted for as debt in accordance with GAAP as disclosed in Section 2.10(c) of the Company Disclosure Letter, and does not include any Transaction Expenses.

        "Company IP Agreements" means all (a) licenses of Intellectual Property by the Company or any of its Subsidiaries to any third party, (b) licenses of Intellectual Property by any third party to the Company or any of its Subsidiaries, (c) other agreements between the Company or any of its Subsidiaries and any third party relating to the development or use of Intellectual Property, other than non-exclusive object code licenses of commercially available Software, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of the Company IP Rights.

        "Company-Licensed IP Rights" means Company IP Rights that are not Company-Owned IP Rights.

        "Company-Owned IP Rights" means Company IP Rights that are owned by the Company or any of its Subsidiaries.

        "Company Permitted Encumbrances" means (i) licenses and rights listed in Section 2.7(f) of Company Disclosure Letter, and (ii) non exclusive licenses granted by the Company or any of its Subsidiaries in connection with the sale or distribution of any Company Product or Service in the ordinary course of business.

        "Company Registered IP" means (i) all worldwide registrations made by or on behalf of the Company of any Company-Owned IP Rights with any Governmental Authority, and (ii) all applications filed by the Company to secure its interest in Company-Owned IP Rights, and, where applicable, the jurisdiction in which each application has been applied for or filed.

        "Company Representatives" means the Company's officers, directors, employees, financial advisors, representatives, agents, Subsidiaries and Affiliates, including the Principal Company Stockholder and its Affiliates.

        "Company Preferred Stock" means the Redeemable Preferred Stock and the Series A Convertible Stock.

        "Company Product or Service" means any product or service produced, marketed, licensed, sold, furnished or distributed by the Company or any of its Subsidiaries at any time prior to the Closing Date.

        "Company Securityholders" means, together, the Company Stockholders and the holders of Company Options immediately prior to the Closing.

        "Company Stockholders" means the holders of Company Capital Stock immediately prior to the Closing.

        "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, license, lease (including real and personal property leases), conditional sale contract, purchase or sales orders, mortgage, undertaking, commitment, understanding, undertaking, option, warrant, calls, rights or other enforceable arrangement or agreement, whether written or oral.

        "Control" means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The verb "Control" and the term "Controlled" have correlative meanings.

        "Encumbrances" means any and all liens, charges, security interests, mortgages, easements, covenants, pledges, licenses, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

        "ERISA Affiliate" means an entity or trade or business that, together with the applicable entity, would be considered as a single employer under Section 414(b) or 414(c) of the Code.

        "Intellectual Property" means the rights associated with or arising out of any of the following: (i) domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures ("Patents"); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including ideas, formulas, compositions, inventor's notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information ("Trade Secrets"); (iii) all copyrights, copyrightable works, rights in databases, data collections, "moral" rights, mask works, copyright registrations and applications therefore and corresponding rights in works of authorship ("Copyrights"); (iv) all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common Law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith ("Trademarks"); (v) all computer software and code, including assemblers, applets, compilers, source code, object code, development tools, design tools, user interfaces and data, in any form or format, however fixed ("Software"); and (vi) all Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing ("Domain Names").

        "in the ordinary course of business," with respect to any action, means such action is: (i) consistent with the recent past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (ii) not required to be authorized by the board of directors of such Person.

        any reference to a Person's "knowledge" means (i) with respect to the Company, the actual knowledge, after due inquiry, of Christopher Gaffney, Steve Samek and Joe Lanzisera and (ii) with respect to Parent, the actual knowledge, after due inquiry, of Garrett Bouton, Michael Jeffery, Steven Fife and Tina Bussone.

        "Law" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

        "Liabilities" means any and all debts, liabilities and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, on- or off-balance sheet, including those arising under any Law, Action or Order and those arising under any Contract or otherwise.

        "Litigation Conditions" means, with respect to any claim, (a) such claim solely seeks (and continues to seek) monetary damages, (b) the Indemnified Party with respect to such claim reasonably determines in good faith that there is no reasonable likelihood that such claim shall cause such Indemnified Party to suffer Losses in excess of the aggregate liability of the Indemnifying Party with respect to such claim for Losses under Section 7.1(a) or Section 7.1(b), as the case may be, as set forth in Section 7.2(a) or Section 7.2(b), as the case may be, excluding any amount subject to any other claims by such Indemnified Party, and (c) the Indemnifying Party with respect to such claim agrees in writing to be liable for any amounts paid in resolution or settlement of such claim subject to the limitations set forth in Section 7.3.

        any reference to an event, change, condition or effect being "material" with respect to any Person means any event, change, condition or effect that is material in relation to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole.

        a "Material Adverse Effect" with respect to any Person means any effect that either alone or in combination with any other effect is materially adverse in relation to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole, or to the ability of such Person to perform its obligations hereunder or under any of the Related Agreements or to consummate the Transactions; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, event, development, or effect to the extent arising from (A) changes in the industry in which such Person and its Subsidiaries operate in general and not specifically relating to such Person and its Subsidiaries, (B) general legal, regulatory, political, business, economic, financial or securities market conditions in the United States or elsewhere, (C) the announcement or pendency of this Agreement, any Related Agreement or the Transactions, the undertaking and performance or observance of the obligations contemplated by this Agreement or any Related Agreement or necessary to consummate the Transactions or the consummation of any Transaction (including the Merger and the Investment), including any action or inaction by any Person or any of its Subsidiaries resulting from the announcement or pendency of this Agreement, any Related Agreement or any of the Transactions, (D) acts of war, insurrection, sabotage or terrorism, (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or elsewhere, (F) any actions taken, or failure to take action, in each case to which the other parties hereto have in writing expressly approved, consented to or requested, (G) any legal proceedings made or brought by any Person (including a derivative action) challenging for any reason, or arising out of, the Merger or the Investment or in connection with any of the Transactions, (H) changes in any Laws, GAAP or any accounting rules or regulations of the SEC (or changes in the interpretation of any of the foregoing), (I) the failure, in and of itself, by such Person to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement), or (J) a decline in the market price, or change in trading volume, of any shares of capital stock of such Person, if applicable to such Person's shares.

        "NASDAQ" means the National Association of Securities Dealers Automated Quotations Global Select stock market.

        "Necessary Consents" means the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Transactions under contracts listed or described or that should have been listed or described on Section 2.3(a) or (b) of the Company Disclosure Letter or on Section 3.3(a) or (b) of the Parent Disclosure Letter.

        "Net Company Indebtedness" means (i) Company Indebtedness as of immediately prior to the Closing less (ii) the Company's and its Subsidiaries aggregate cash reserves (which, for purposes of this definition, shall include restricted cash specifically set aside for debt repayment but shall exclude any segregated and/or escrowed accounts in which the Company and/or its Subsidiaries holds funds on behalf of other Persons) as of immediately prior to the Closing.

        "Net Parent Indebtedness" means (i) Parent Indebtedness as of immediately prior to the Closing less (ii) Parent's and its Subsidiaries aggregate cash reserves (which, for purposes of this definition, shall include restricted cash specifically set aside for debt repayment but shall exclude any segregated and/or escrowed accounts in which Parent and/or its Subsidiaries holds funds on behalf of other Persons) as of immediately prior to the Closing.

        "Order" means any decision, ruling, charge, order, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Authority

        "Parent Alternative Transaction" means any transaction (other than the Merger and the Investment) involving: (x) the sale, license, disposition or acquisition of all or a substantial portion (excluding the provision of services in the ordinary course of business) of the business or assets of the Parent or any of its Subsidiaries; (y) the issuance, disposition or acquisition of (A) any capital stock or other equity security of Parent (other than Parent Options issued in the ordinary course of business under the Parent Stock Plans and any Parent Common Stock issued upon exercise of Parent Options), (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of Parent (other than Parent Options issued in the ordinary course of business under the Parent Stock Plans), or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of Parent (other than Parent Options issued in the ordinary course of business under the Parent Stock Plans); in each of clauses (A) through (C), representing in the aggregate 20% or more of the voting power of the Parent; or (z) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving Parent that if consummated would result in any Person (other than Parent or its Affiliates) beneficially owning 20% or more of any class of equity securities of Parent.

        "Parent Change in Recommendation" means, any withdrawal, amendment or modification of the Parent Board Recommendation in a manner adverse to the Company.

        "Parent Committee" means the Committee of the Independent Directors of Parent's Board of Directors.

        "Parent Disclosure Letter" means a letter prepared and delivered by Parent to the Company pursuant to this Agreement that sets forth the exceptions to the representations, warranties and covenants of Parent contained herein. The Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections in this Agreement. The disclosure of any matter in any section or subsection of Article 3 of the Parent Disclosure Letter or any other section or subsection of the Parent Disclosure Letter referred to in Article 3 of this Agreement shall also disclose such matter for other sections and subsections of Article 3 of the Parent Disclosure Letter and any other section or subsection of the Parent Disclosure Letter referred to in Article 3 of this Agreement to the extent (and only to the extent) that the disclosure sets forth facts in sufficient detail so that the relevance of such disclosure for such other sections or subsections is reasonably apparent to a reader.

        "Parent Indebtedness" means the aggregate of the following: (1) any Liability of Parent and its Subsidiaries (A) for borrowed money (including the current portion thereof), (B) under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility, (C) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (D) for capitalized lease obligations and sale/leaseback transactions, (E) in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (F) for deferred revenue (including customer and/or client retainers), (G) for credit balances due to current or former customers and/or clients, (H) for additional payments to be made under any acquisition, merger or other transactional agreements, or (I) that is secured by a lien on any of Parent's assets, and (2) any Liability of other Persons described in clause (1) that Parent or any of its Subsidiaries has guaranteed, that is recourse to Parent or any of its assets or that is otherwise the legal Liability of Parent. For purposes of this Agreement, Parent Indebtedness includes (1) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys' fees) associated with the prepayment of any Parent Indebtedness, and (2) any and all amounts of the nature described in clauses (1)(A), (B) or (C) owed by Parent or any of its Subsidiaries to any of its Affiliates including any of its stockholders. For purposes of this Agreement, Parent Indebtedness does not include any payments owed by Parent to former employees for continued compliance with provisions of their respective severance agreements not accounted for as debt in accordance with GAAP as disclosed in Section 3.10(c) of the Parent Disclosure Letter, and does not include any Transaction Expenses.

        "Parent-Licensed IP Rights" means Company IP Rights that are not Company-Owned IP Rights.

        "Parent Options" means options exercisable for Parent Common Stock.

        "Parent-Owned IP Rights" means Company IP Rights that are owned by the Company or any of its Subsidiaries.

        "Parent Permitted Encumbrances" means (i) licenses and rights listed in Section 3.7(f) of Parent Disclosure Letter, and (ii) non exclusive licenses granted by Parent or any of its Subsidiaries in connection with the sale or distribution of any Parent Product or Service in the ordinary course of business.

        "Parent Product or Service" means any product or service produced, marketed, licensed, sold, furnished or distributed by Parent or any of its Subsidiaries at any time prior to the Closing Date.

        "Parent Registered IP" means (i) all worldwide registrations made by or on behalf of Parent of any Parent-Owned IP Rights with any Governmental Authority, and (ii) all applications filed by Parent to secure its interest in Parent-Owned IP Rights, and, where applicable, the jurisdiction in which each application has been applied for or filed.

        "Parent Representatives" means Parent's officers, directors, employees, financial advisors, representatives, agents, Subsidiaries and Affiliates.

        "Parent Stock-Based Award" means each right of any kind, contingent or accrued, to receive shares of Parent Common Stock or benefits measured in whole or in part by the value of a number of shares of Parent Common Stock granted under any of the Parent Stock Plans (including restricted stock units, but not including any 401(k) plan of the Company), other than Parent Options.

        "Parent Stock Plans" means Parent's 2000 Incentive Plan, as amended, Parent's 2003 Employee Stock Purchase Plan and Parent's 2003 Stock Option Plan.

        "Parent Stock Price" means $3.30.

        "Parent Stockholders" means the stockholders of Parent.

        a "Parent Triggering Event" shall be deemed to have occurred if: (i) Parent's Board of Directors shall for any reason have made a Parent Change in Recommendation or otherwise withdrawn its recommendation in favor of the adoption and approval of the Parent Proposals, (ii) Parent shall have entered into any agreement relating to a Parent Alternative Transaction (other than a confidentiality agreement in accordance with Section 4.8(c)), (iii) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (iv) a tender offer or exchange offer relating to the Parent Common Stock and constituting a Parent Alternative Transaction Proposal shall have been commenced by a third party prior to obtaining the Parent Required Vote and Parent's Board of Directors shall not have recommended that Parent's stockholders reject such tender or exchange offer within ten (10) Business Days following commencement thereof or, in the event of any change in the terms of the tender offer, within ten (10) Business Days of the announcement of such changes (it being understood that, for these purposes, taking no position with respect to acceptance or rejection of such tender or exchange offer by Parent's stockholders, shall constitute a failure to recommend rejection of such tender or exchange offer), (v) Parent or Parent's Board of Directors shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of receipt of a written request by the Company to provide such reaffirmation following a Parent Alternative Transaction Proposal, or (vi) Parent publicly announces its intention to do any of the foregoing.

        "Permit" means any approval, authorization, consent, franchise, license, permit or certificate by any Governmental Authority.

        a "Person" means any individual, firm, corporation, partnership, company, limited liability company, division, trust, joint venture, association, Governmental Authority or other entity or organization.

        "Redeemable Preferred Exchange Ratio" means the quotient obtained by dividing 10,927,869 by the total number of shares of Redeemable Preferred Stock outstanding as of immediately prior to the Effective Time.

        "Related Agreements" means the Stock Purchase Agreement, the Stockholders Agreement and the Governance Agreement.

        "Securities Act" means Securities Act of 1933, as amended.

        "Series A Convertible Stock" means Series A Convertible Stock of the Company.

        a "Subsidiary" of any Person means any other Person in which an amount of voting securities, other voting ownership or voting partnership interests sufficient to elect at least 50% of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person) is owned directly or indirectly by such first Person; provided, however, that, with respect to the Company, SMART and Associates, LLP shall be a "Subsidiary" for purposes of this Agreement.

        "Threat of Release" means a substantial likelihood of a Release that requires action to prevent or mitigate damage or injury to the health, safety or Environment that might result from such Release.

        "Transactions" means the transactions to be effected pursuant to this Agreement and the Related Agreements.

        The following terms used in this Agreement are defined in the respective sections of this Agreement set forth opposite each such term below:

Agreement	Preamble
Alternative Proposal Agreement	6.3(b)(iii)
Blue Sky Laws	2.3(b)
Briefings	4.12(b)
Capitalization Date	3.2(a)
Certificates	1.4(c)
Claims Notice	7.3
Closing	1.2
Closing Date	1.2
Code	Background B
Company	Preamble
Company Alternative Transaction Proposal	4.8(a)
Company Balance Sheet	2.5(b)
Company Balance Sheet Date	2.4(a)
Company Board Recommendation	4.6(c)
Company Capital Stock	1.4(a)
Company Common Stock	1.4(c)(ii)
Company Employee Benefit Plans	2.9(a)
Company Financial Statements	2.4(a)
Company IP Rights	2.7(a)
Company Leased Real Property	2.18(b)
Company Listed Contract	2.17
Company Options	1.6
Company Required Vote	2.20
Company Stock Plan	2.2(a)
Company Stockholders Written Consent	Background C
Confidentiality Agreement	4.10
Counterproposal	4.8(c)
D&O Indemnified Parties	4.19(b)
Delaware Secretary	1.1
DGCL	Background A
Dissenting Shares	1.8(a)
DOJ	4.12(a)
Effective Time	1.1
ERISA	2.9(a)
Exchange Act	2.3(b)
Exchange Agent	1.5(a)
Final Surviving Entity	1.1
First Step Certificate of Merger	1.1
First Step Merger	Background A
FTC	4.12(a)
GAAP	2.4(a)
Goodwin Procter	4.13
Governance Agreement	Background G
Governmental Authority	2.3(b)
HSR Act	2.3(b)
Indemnification Shares	7.8
Indemnified Persons	7.1(b)
Information Statement	4.6(b)
Integrated Merger	Background B

Interim Surviving Corporation	1.1
Interim Surviving Corporation Common Stock	1.1
Investment	Background F
IRS	2.9(b)
Letter of Transmittal	1.5(b)
Liability Claim	7.3
LLC Act	1.1
Losses	7.1(a)
Maximum Premium	4.19(c)
Merger	Background B
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Merger Consideration	1.4
Merger Sub Common Stock	1.4(b)
Objection Notice	7.4(a)
Parent	Preamble
Parent Alternative Transaction Proposal	4.8(b)
Parent Balance Sheet	3.4(b)
Parent Balance Sheet Date	3.4(c)
Parent Board Recommendation	4.7(b)
Parent Bylaws Amendment	4.21
Parent Capital Stock	3.2(a)
Parent Charter Amendment	4.7(a)
Parent Common Stock	1.4(c)(i)
Parent Employee Benefit Plans	3.9(a)
Parent Financials	3.4(a)
Parent Indemnified Person	7.1(a)
Parent IP Rights	3.7(a)
Parent Leased Real Property	3.18(b)
Parent Listed Contract	3.17
Parent Preferred Stock	3.2(a)
Parent Proposals	4.7(a)
Parent Required Vote	3.19
Parent SEC Documents	3.4(a)
Parent Stockholders' Meeting	4.7(a)
Principal Company Stockholder	Preamble
Principal Company Stockholder Indemnified Person	7.1(b)
Principal Company Stockholder Shares	2A.1
Proxy Statement	4.5(a)
Redeemable Preferred Stock	1.4(c)(i)
SEC	2.3(b)
Second Step Certificate of Merger	1.1
Second Step Merger	Background B
Spreadsheet	4.14
Stock Purchase Agreement	Background F
Stockholders Agreement	Background F
Tax	2.8(a)
Tax Authority	2.8(a)
Tax Return	2.8(a)
Termination Date	6.1(b)
Threshold	7.2(a)
Transaction Expenses	6.3(a)
Voting Agreement	Background E

 Exhibit K

Closing Deliveries

Deliveries of Parent and the Merger Subs:

1.
a certificate (addressed to both the Company and the Principal Company Stockholder), dated as of the Closing Date, executed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer, to the effect that each of the conditions set forth in clauses (a) and (c) of Section 5.2 and clause (i) of Section 5.3 have been satisfied;

2.
a certificate (addressed to both the Company and the Principal Company Stockholder), dated as of the Closing Date, executed on behalf of Merger Sub I by an authorized officer thereof, to the effect that each of the conditions set forth in clause (a) of Section 5.2 have been satisfied;

3.
a certificate (addressed to both the Company and the Principal Company Stockholder), dated as of the Closing Date, executed on behalf of Merger Sub II by an authorized officer thereof, to the effect that each of the conditions set forth in clause (a) of Section 5.2 have been satisfied;

4.
a certificate, dated as of the Closing Date, of the secretary of Parent, attaching copies of its Certificate of Incorporation, Bylaws and its board and stockholder resolutions approving the Transactions;

5.
a certificate, dated as of the Closing Date, of the secretary of Merger Sub I, attaching copies of its Certificate of Incorporation, Bylaws and its board resolutions approving the Transactions;

6.
a certificate, dated as of the Closing Date, of the manager of Merger Sub II, attaching copies of its Certificate of Formation, Limited Liability Company Agreement and resolutions of the manager approving the Transactions;

7.
a certificate, dated as of the Closing Date, executed on behalf of Parent by its Chief Financial Officer setting forth, in reasonable detail, the aggregate amount of Net Parent Indebtedness as of the Closing Date;

8.
good standing certificates of each of Parent and the Merger Subs issued by the Delaware Secretary dated within five days of the Closing Date;

9.
a representation letter to tax counsel as contemplated by Section 4.13;

10.
evidence of the Parent Committee's receipt of a legal opinion from Jones Day, counsel to the Parent Committee, substantially in the form attached hereto as Exhibit M;

11.
the Governance Agreement, duly executed by Parent;

12.
the Stockholders Agreement, duly executed by Parent;

13.
evidence of receipt of the Necessary Consent listed on Section 3.3 of the Parent Disclosure Letter with respect to Parent's credit facility; provided, however, that such consent need not be obtained or delivered if arrangements mutually acceptable to Parent and the Company have been made for any indebtedness under such credit facility to be repaid concurrently with Closing;

15.
evidence of the adoption of the Parent Bylaws Amendment; and

16.
evidence regarding the delivery of the Merger Consideration to the Exchange Agent.

K-1

Company Deliveries:

1.
a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, to the effect that each of the conditions set forth in clauses (a) and (d) of Section 5.3 and clause (f) of Section 5.2 have been satisfied;

2.
a certificate, dated as of the Closing Date, executed on behalf of the Principal Company Stockholder by an authorized officer thereof, to the effect that each of the conditions set forth in clause (b) of Section 5.3 have been satisfied;

3.
a certificate, dated as of the Closing Date, of the secretary of the Company, attaching copies of its Certificate of Incorporation, Bylaws, stock ledger, board of directors actions and stockholders' actions in connection with the Transactions;

4.
a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Financial Officer attaching the Spreadsheet and setting forth, in reasonable detail, the aggregate amount of Net Company Indebtedness as of the Closing Date;

5.
a good standing certificate for the Company issued by the Delaware Secretary within five days of the Closing Date;

6.
an executed copy of the Certificate of Merger;

7.
a representation letter to tax counsel as contemplated by Section 4.13;

8.
evidence of the Company's receipt of a legal opinion from Goodwin Procter, counsel to the Company, substantially in the form attached hereto as Exhibit N;

9.
the Governance Agreement, duly executed by the Principal Company Stockholder;

10.
the Stockholders Agreement, duly executed by the Principal Company Stockholder;

11.
evidence of the termination of that certain Stockholders Agreement, dated May 15, 2007, as amended, by and among the Company and certain stockholders of the Company named therein.

12.
a FIRPTA Notification Letter, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(1), dated as of the Closing Date and executed by the Company;

13.
a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, executed by the Company, together with written authorization for the Final Surviving Entity to deliver such notice form to the Internal Revenue Service after the Effective Time;

14.
evidence of receipt of the Necessary Consent listed on Section 2.3 of the Company Disclosure Letter with respect to the Company's credit facility; provided, however, that such consent need not be obtained or delivered if arrangements mutually acceptable to Parent and the Company have been made for any indebtedness under such credit facility to be repaid concurrently with Closing; and

15.
unless requested by Parent at least five (5) Business Days prior to the Closing not to terminate the Smart LLC 401(k) Plan, evidence, reasonably acceptable to Parent, that the Smart LLC 401(k) Plan has been terminated.

K-2

QuickLinks

  Exhibit 2.1
  EXECUTION VERSION
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
BACKGROUND
AGREEMENT
ARTICLE 1 THE MERGER
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 2A REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL COMPANY STOCKHOLDER
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE 4 COVENANTS AND OTHER AGREEMENTS
ARTICLE 5 CONDITIONS TO THE FIRST STEP MERGER
ARTICLE 6 TERMINATION, AMENDMENT AND WAIVER
ARTICLE 7 INDEMNIFICATION
ARTICLE 8 GENERAL PROVISIONS
APPENDIX A CERTAIN DEFINITIONS
  Exhibit K
Closing Deliveries